SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 30, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street, Newtown
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release – ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2008

Report

for the quarter and nine months ended 30 September 2008

Group results for the quarter….

- ❖ Delivery for the third consecutive quarter on production and cost guidance, with continued reduction in the hedge book.
- ❖ Production at 1.265Moz, 1% higher than previous quarter, with Obuasi and Cerro Vanguardia posting substantial improvements.
- ❖ Total cash costs at $486/oz – better than guidance but higher than previous quarter due to wage increases, power tariffs, inflation and inventory movements – while costs are expected to reduce to approximately $460/oz in the fourth quarter.
- ❖ Continuing safety focus, with lost time injury rate improving 10% and despite four fatalities during the quarter, the fatality rate reduced for the year by 60% against the same period in 2007.
- ❖ Uranium production up 7% to 346,000 pounds, with enhanced exposure to the spot market expected in the fourth quarter.
- ❖ Hedge book commitments reduced by 580,000oz during the quarter, with the company on track to reduce book to approximately 6.0Moz by year-end.
- ❖ Adjusted headline loss of $119m incurred, as a result of accelerated hedge reduction.
- ❖ Greenfields exploration projects continue to make solid progress, particularly in Australia and Colombia.

		Quarter ended Sep 2008	ended Jun 2008 Restated	Nine months ended Sep 2008	ended Sep 2007 Restated	Quarter ended Sep 2008	ended Jun 2008 Restated	Nine months ended Sep 2008	ended Sep 2007 Restated
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	39,336	38,984	115,530	127,809	1,265	1,253	3,714	4,109
Price received [1]	- R/kg / $/oz	160,127	(44,303)	100,660	139,732	644	(157)	416	610
Price received normalised for accelerated settlement of non-hedge derivatives [1]	- R/kg / $/oz	160,127	178,796	174,646	139,732	644	717	707	610
Total cash costs	- R/kg / $/oz	121,440	108,195	111,540	78,074	486	434	451	341
Total production costs	- R/kg / $/oz	152,945	138,115	142,586	102,443	612	554	576	448
Financial review									
Gross profit (loss)	- Rm / $m	851	1,431	(1,248)	1,312	186	117	204	147
Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts [2]	- Rm / $m	184	(6,282)	(4,187)	4,847	28	(787)	(509)	680
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives [2]	- Rm / $m	184	1,736	3,831	4,847	28	224	501	680
Profit (loss) attributable to equity shareholders [3]	- Rm / $m	(247)	(176)	(4,236)	(1,071)	51	(87)	(179)	(186)
Headline earnings (loss) [4]	- Rm / $m	(298)	(713)	(4,891)	(1,042)	44	(156)	(263)	(182)
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond [5]	- Rm / $m	(956)	(6,876)	(7,019)	1,855	(119)	(866)	(880)	260
Capital expenditure	- Rm / $m	2,623	2,357	6,911	5,129	338	304	899	720
Profit (loss) per ordinary share	- cents/share								
Basic		(71)	(62)	(1,393)	(381)	15	(31)	(59)	(66)
Diluted		(71)	(62)	(1,393)	(381)	15	(31)	(59)	(66)
Headline [4]		(86)	(252)	(1,609)	(370)	13	(55)	(87)	(65)
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond [5]	- cents/share	(275)	(2,434)	(2,309)	659	(34)	(307)	(289)	92

Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B " Non-GAAP disclosure" for the definition.
3. The distortion between the profit / (loss) for the quarter in US dollar when compared to South African rand, is as a result of a depreciation in the South African rand between two quarter ends applied on the fair value of the hedge book.

4. Refer to note 9 "Notes" for the definition.
5. Refer to note A "Non-GAAP disclosure".

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations **at a glance**

for the quarter ended 30 September 2008

	Production		Total cash costs		Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts [1]
	oz (000)	% Variance [2]	$/oz	% Variance [2]	$m
Mponeng	164	3	289	27	50
AngloGold Ashanti Mineração	83	1	331	2	18
TauTona	79	(13)	444	31	17
Cripple Creek & Victor	63	7	321	7	12
Kopanang	84	(13)	419	33	8
Siguiri [3]	72	(16)	528	22	6
Morila [3, 4]	38	(17)	463	9	5
Serra Grande [3]	20	(9)	324	6	5
Sadiola [3, 4]	41	(9)	398	(2)	4
Savuka	15	(17)	603	37	2
Navachab	17	6	539	(10)	1
Yatela [3, 4]	18	20	631	10	-
Iduapriem	50	9	563	14	(1)
Tau Lekoa	38	9	568	3	(2)
Great Noligwa	64	(33)	601	39	(3)
Moab Khotsong	68	143	316	(38)	(3)
Sunrise Dam	115	1	619	12	(10)
Cerro Vanguardia [3]	43	59	666	(23)	(15)
Obuasi	92	16	677	11	(22)
Geita	74	-	699	11	(44)
Other [5]	25	39			9
Sub-total	1,265	1	486	12	37
Less equity accounted JV's					(9)
AngloGold Ashanti					28

1 *Refer to note B "Non-GAAP disclosure" for the definition.*

2 *Variance September 2008 quarter on June 2008 quarter - increase (decrease).*

3 *Attributable.*

4 *Equity accounted joint ventures.*

5 *Included in other is an amount relating to Nufcor International Limited which is equity accounted.*

Rounding of figures may result in computational discrepancies.

Financial and **operating review**

OVERVIEW FOR THE QUARTER

After achieving an historic fatal-free second quarter, regrettably four employees lost their lives at three operations in the West Wits region in South Africa. At the Vaal River region, consisting of four operations, the region reported its second consecutive fatal-free quarter. This brings the fatal injury frequency rate (FIFR) to 0.10 per million hours worked for the quarter, and for the year to 0.08, compared with a rate of 0.20 for the same period in 2007, some 60% lower. The rate of 0.08 per million hours worked is also the lowest the company has achieved since inception and the company remains encouraged by the progress and commitment of all employees to ensuring that safety is our first value.

Safety indicators continue to show an improvement, with the lost time injury frequency rate (LTIFR) at 6.97 per million hours worked for the quarter, 10% lower than the prior quarter's performance. Four operations, Navachab, CC&V, Sunrise Dam and Morila, remained injury free. At the South African operations, the third quarter saw the lowest ever number of recorded dressing cases, with the LTIFR improving by 14.5% to 10.74 per million hours worked. Year to date, the group LTIFR was 7.44, 10% lower than that recorded for the same nine month period in 2007.

For the quarter, gold production was 1% higher at 1.265Moz, reflecting improved production primarily from Argentina and Ghana. Total cash costs for the group increased as anticipated, from $434/oz to $486/oz, driven mainly by the annual wage increases in South Africa and Brazil, higher power tariffs in South Africa and Ghana, input cost inflation, inventory movements, which were partially offset by the higher gold production, favourable by-product contribution and depreciating local currencies. This was the third consecutive quarter that the company delivered on its production and cost guidance.

The South African operations were steady, with gold production marginally lower at 16,733kg, despite an increase in safety stoppages and nationwide strike action. The quarter saw Great Noligwa transfer its high grade upper level, SV4 section to Moab Khotsong, as it undertakes a restructuring programme to right-size and align its cost structure to a reduced mine plan. The transfer enables the Moab Khotsong mine to better exploit operating synergies with the SV4 section. As a result of the transfer, Great Noligwa saw production decline 34%, while Moab Khotsong increased 141%, in line with its ramp-up profile.

In the West Wits region, Mponeng had another strong quarter with gold production 3% higher, while Tau Lekoa posted a 9% increase in gold production, despite losing three shifts to safety stoppages and nationwide strike action. Both Kopanang and TauTona saw gold production reduce by 12%, following safety stoppages and nationwide strike action. Total cash costs for the South African operations increased 17% to R102,682/kg ($411/oz), following marginally lower gold production, annual wage increases, winter power tariffs and inflationary impact on consumables.

Uranium production increased 7% during the third quarter to 346,000 pounds, with 294,000 pounds delivered into contracts, and 679,000 pounds of uranium on hand at the end of the quarter. Total uranium production for the year-to-date was 930,000 pounds, 3% higher than for the same period in 2007, notwithstanding the power-related production stoppages earlier in the year. As production progresses into the fourth quarter, an estimated 350,000 pounds of uranium inventory at year-end will be available for sale in the spot market.

In Argentina at Cerro Vanguardia, after two quarters of lower gold production, production increased 59% following higher feed grades and remedial action taken to rectify plant constraints.

In Brazil, gold production remained steady, with AngloGold Ashanti Brasil Mineração increasing 1% as a result of higher feed grades, while Serra Grande's production decreased 9%. Total cash costs for the Brazil operations were 4% higher at $355/oz, due to annual wage increases and the inflationary impact on consumables.

At Geita and Tanzania, production remained steady at 74,000oz, with yield 5% lower, while tonnage throughput was 5% higher. Production was below expectations for the quarter following lower than expected recovered grades, reduced mining in the base of Cut 4 in the Nyankanga pit and an unplanned mill shutdown due to a crack in the SAG mill shell. As of mid-October repair work had been completed, with tonnage throughput expected to return to normal levels in November 2008.

In Ghana, Obuasi had a solid quarter, with gold production increasing 16% to 92,000oz, following improved delivered grades and higher throughput resulting from increased plant availability. Total cash costs however rose by 11% to $677/oz, due to power tariff increases, higher fuel prices and contractor costs. Progress continues on identifying the steps necessary to affect the targeted performance turnaround for the operation.

This quarter once again saw the company take advantage of lower spot gold prices, with an additional 263,000oz delivered or settled into hedge contracts taking total reduction to 580,000oz. This brings the total hedge commitments down from 6.88Moz at the end of June 2008 to 6.30Moz at the end of September 2008, ahead of schedule of the year-end target of reducing hedge commitments to approximately 6.0Moz. Total hedge commitments have now reduced by 4.98Moz since the beginning of year, and the hedge delta has reduced from 6.54Moz at the end of June 2008 to 5.79Moz at the end of September 2008. The accelerated delivery will provide an improving exposure to spot prices in the fourth quarter, with the company on track to complete its substantial hedge restructuring by year-end.

During the quarter the company received a price of $644/oz, 10% lower than the second quarter and 26% lower than the average spot price. As a result of the lower received price, higher operating costs and the accelerated hedge delivery of 263,000oz, an adjusted headline loss of $119m was recorded. Excluding the hedge buy backs, the adjusted headline was breakeven, primarily due to the write down on the Geita stockpile and higher cash costs.

Greenfields exploration saw a total of 72,349m drilled during the quarter, as the company capitalised on the first mover advantage in Australia and Colombia. The early stage exploration work suggests significant potential for the discovery of new gold and copper-gold deposits, in these emerging, potentially world-class terrains. During the quarter, significant and very encouraging drill results were returned from both regional and prospect-scale programmes, with the most noteworthy being the Black Dragon prospect, near the Tropicana JV project area in Australia. Good progress is also being made on joint venture projects with partners in Australia and Colombia.

For the fourth quarter of 2008, production, based on a 96.5% stabilised power in South Africa, was estimated to be 1.25Moz while total cash costs are expected to reduce to around $460/oz, after adjusting for the winter power tariffs and inventory adjustments, based on the following exchange rates: R8.40/$, A$/$0.80, BRL1.90/$ and Argentinean peso 3.11/$. Earnings for the fourth quarter are expected to be significantly distorted by, amongst other things, annual accounting adjustments such as rehabilitation, inventory, current and deferred tax provisions.

As at 30 September 2008, the company had unrestricted cash and cash equivalents of $555m and $294m of borrowing headroom available under its revolving credit facility. As a portion of the borrowings are in Australian dollars, this headroom should increase by approximately $140m due to the prevailing weaker A$/$ exchange rate. AngloGold Ashanti's budgeted spend on the Boddington project for the remainder of the year is approximately A$150m. In addition, the company had budgeted capital expenditures through the remainder of the year of some $200m to $255m and are currently reviewing these additional capital expenditures.

It was the company's intention to refinance the $1.0bn convertible bond with the proceeds of a new equity linked instrument. However, global capital market conditions have been, and continue to be, disrupted and volatile and in recent weeks the volatility and lack of liquidity in global capital markets have reached unprecedented levels.

In light of these recent market conditions, the company is actively exploring a broader range of refinancing options, including bridge financing, further debt financing and additional asset sales, as well as reviewing discretionary capital expenditures.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

On 1 July 2008, **Great Noligwa** initiated a restructuring programme that resulted in the upper level high-grade SV4 section being transferred to and mined from Moab Khotsong. Easier access to the SV4 area from Moab Khotsong, as well as improved supervision and operational logistics underpins this decision, and in the process, optimises the asset infrastructure to maximise value. As a result of the SV4 transfer, gold production reduced by 34% or 1,021kg to 1,976kg (64,000oz), of which, the SV4 section would have accounted for approximately 1,200kg (39,000oz). The favourable variance is the consequence of improved mining activities, following an improved safety performance and fewer shifts lost to stoppages.

Due to the lower production, higher winter power tariffs and annual wage increases, total cash costs deteriorated by 40% to R149,915/kg ($601/oz). The adjusted gross loss normalised for the accelerated settlement of non-hedge derivatives was R28m ($3m), against a profit of R168m ($21m) reported in the prior quarter.

The LTIFR improved to 12.52 lost-time injuries per million hours worked (18.63 for the previous quarter).

Kopanang lost three shifts to safety stoppages and nationwide union action, resulting in mining volume decreasing 3%. In addition, lower mining grades and reduced vamping activities, resulted in yield declining 9% and subsequently, gold production dropped 12% to 2,627kg (84,000oz). As a result of the lower gold production, combined with the higher winter power tariffs and annual wage increases, total cash costs increased by 33% to R104,669/kg ($419/oz).

The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives was R57m ($8m), against R197m ($25m) recorded in the prior quarter.

The LTIFR improved to 11.86 (13.17).

As a result of the transfer of the SV4 production section to **Moab Khotsong** from Great Noligwa, and continued build-up activities, mining volume increased significantly by 134%, with yield also improving by 4%. Gold production was consequently 141% or 1,246kg higher at 2,127kg (68,000oz), of which the SV4 section contributed approximately 1,200kg and build-up activities of 46kg. Total cash costs were 38% lower at R78,689/kg ($316/oz), on the back of higher production.

The adjusted gross loss normalised for the accelerated settlement of non-hedge derivatives amounted to R27m ($3m), against a loss of R3m ($0) in the previous quarter.

The LTIFR improved to 12.83 (15.85).

At **Tau Lekoa**, despite three shifts lost to safety related stoppages and nationwide union action, volume and yield improved 4% and 5% respectively, due to further efficiencies and additional vamping activities. As a result, gold production was up 9% to 1,173kg (38,000oz), however, total cash costs increased 3% to R141,990/kg ($568/oz) due to the higher winter power tariffs and annual wage increases.

The adjusted gross loss normalised for the accelerated settlement of non-hedge derivatives amounted to R16m ($2m) against a profit of R26m ($3m) in the previous quarter.

The LTIFR improved by 25% to 14.82 (19.89).

Gold production at **Mponeng** was 3% higher at 5,113kg (164,000oz), primarily due to the treatment of surface rock stockpiles. However, total cash costs increased 27% to R72,238/kg ($289/oz), due to annual wage increases, higher winter power tariffs and inflationary pressure on consumables.

The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives was R382m ($50m), against R507m ($65m) in the previous quarter.

The operation, regrettably recorded one fatality for the quarter and the LTIFR deteriorated by 19% to 12.21 (10.23).

At **Savuka,** gold production declined by 15% to 481kg (15,000oz) mainly as a result of five shifts lost to safety stoppages and nationwide union action. Total cash costs were 37% higher at R150,256/kg ($603/oz), primarily due to the annual wage increases, higher winter power tariffs and inflationary pressure on consumable items.

The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives amounted to R18m ($2m), 13% higher than the previous quarter.

The LTIFR improved by 36% to 14.27 (22.40). During the quarter, the operation recorded a fatal accident.

Gold production at **TauTona** was down 12% to 2,464kg (79,000oz) following reduced mining volume due to seismicity and safety concerns. Total cash costs increased 31% to R110,722/kg ($444/oz), as a result of the lower gold production, winter power tariffs and annual wage increases.

The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives amounted to R130m ($17m), against R158m ($20m) in the previous quarter.

The LTIFR improved to 12.49 (13.66). Regrettably, there were two fatal accidents during the quarter.

Gold production from the **Vaal River Surface Operations** increased 35% over the previous quarter at 773kg (25,000oz), mainly due to an increase in waste rock dump tons as a result of lower delivered reef tons. Improved grades from the waste rock dump contributed to the increase in gold production. Total cash costs reduced 6% to R127,742/kg ($513/oz) as a result of increased gold production.

Adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives amounted to R19m ($3m), against R22m ($3m) in the previous quarter.

The LTIFR deteriorated to 1.08 (0.60).

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable) production rose 59% to 43,000oz as a result of higher yield and increased volume, both the consequence of action taken to resolve last quarter's plant constraints. Total cash costs decreased 23% to $666/oz as a result of higher gold produced and higher silver by-product contribution, which was partially offset by higher inflationary pressure and maintenance costs.

The adjusted gross loss normalised for the accelerated settlement of non-hedge derivatives was $15m, against a loss of $6m in the prior quarter.

The LTIFR was 1.56 (5.36).

AUSTRALIA

Gold production at **Sunrise Dam** was 1% higher at 115,000oz, following the completion of mining in the MegaPit during the quarter, resulting in an anticipated reduction in gold production by some 35,000oz in the next quarter. Total cash costs increased 19% to A$699/oz ($619/oz), due to stockpile movements and increased fuel costs, caused by a delay in converting the power station to liquid natural gas, following the Varanus Island gas explosion, which interrupted gas supplies throughout the state of Western Australia.

The adjusted gross loss normalised for the accelerated settlement of non-hedge derivatives amounted to A$12m ($10m) against a profit of A$11m ($10m) in the prior quarter.

During the quarter, production from the underground mine came predominantly from the Cosmo lode. A total of 592m of underground capital development and 1,614m of operational development were completed during the quarter.

The LTIFR was 0.00 (0.00).

BRAZIL

At **AngloGold Ashanti Brasil Mineração**, production increased 1% to 83,000oz, as a result of higher feed grade from the Serrotinho and Fonte Grande Sul stopes at Cuiabá, together with improved fleet performance. Total cash costs rose 2% to $331/oz primarily due to inflationary pressure and annual wage increases, partially offset by the higher gold production, local currency depreciation and higher by-product credit.

The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives was $18m, against $24m in the previous quarter.

The LTIFR was 2.67 (2.05).

At **Serra Grande**, (50% attributable) gold production decreased 9% to 20,000oz, primarily due to a change in the milling schedule that affected the phasing of gold production. Total cash cost increased 6% to $324/oz, principally due to higher inflation, annual wage increases and inflationary pressure on consumable expenditure, partially offset by local currency depreciation.

The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives amounted to $5m, against $6m in the previous quarter.

The LTIFR was 1.60 (0.00).

GHANA

At **Iduapriem** gold production increased 9% to 50,000oz as recovered grades normalised. Total cash costs increased 14% to $563/oz, due to a substantial increase in power tariffs, together with inflationary pressures arising from the higher fuel price.

Adjusted gross loss normalised for the accelerated settlement of non-hedge derivatives amounted to $1m, against a profit of $7m in the previous quarter.

LTIFR was 1.46 (1.51)

Gold production at **Obuasi** increased by 16% to 92,000oz, as both recovered grade and tonnage throughput improved 7%. An increase in development metres allowed for improved mining flexibility, which delivered higher grades and tonnage throughput, and in addition, the STP plant improved its recovery as a result of commissioning a larger regrind mill. Total cash costs however increased 11% to $677/oz, due to a substantial increase in the power tariffs, together with higher fuel and contractor costs.

The adjusted gross loss normalised for the accelerated settlement of non-hedge derivatives amounted to $22m, against a loss of $8m in the previous quarter.

The LTIFR was 1.18 (0.6)

REPUBLIC OF GUINEA

At **Siguiri** (85% attributable) production decreased, as anticipated by 16% to 72,000oz, due to lower feed grade material being available for processing, but exceeded expectations. Total cash costs increased 22% to $528/oz as a result of the lower production, as well as inflationary pressure on fuels and reagents.

The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives amounted to $6m, against $17m in the prior quarter.

LTIFR was 0.57 (0.57)

MALI

Gold production at **Morila** (40% attributable) was 17% lower than the previous quarter at 38,000oz due to a decrease in feed grades. Consequently, total cash costs increased 9% to $463/oz. The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives of $5m was $7m lower than the previous quarter due to the lower gold production and a lower received price.

The LTIFR was 0.00 (0.00).

At **Sadiola** (38% attributable), production was 9% lower at 41,000oz due to a reduction in both recovered grade (6%) and tonnage throughput (4%). Recovered grade decreased as a result of medium grade oxide ore blend, while throughput was impacted by mechanical failures that reduced plant availability. Despite the lower production, total cash costs decreased 2% to $398/oz due to a decrease in reagent usage, following improved ore blending processes.

The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives decreased to $4m, against $7m in the prior quarter.

The LTIFR was 0.91 (0.00).

Production at **Yatela** (40% attributable) increased 20% to 18,000oz due to an increase in recovered grades, resulting from stacking of higher feed grade material in the previous quarter. Total cash costs were 10% higher at $631/oz mainly due to ore inventory movements during the quarter.

The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives declined by $3m to break even, primarily as a result of the lower gold price received.

The LTIFR was 4.76 (0.00).

NAMIBIA

Gold production at **Navachab** increased 6% to 17,000oz, as volume increased, following the implementation of continuous shifts and improved drilling. Total cash costs were 10% lower at $539/oz, primarily as a result of the higher gold production and lower royalty costs.

The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives was $1m, against a break-even position in the previous quarter.

The LTIFR remained 0.00 (0.00).

TANZANIA

At **Geita**, gold production was flat at 74,000oz, with a 5% decrease in yield, offset by a 5% increase in tonnage throughput. Tonnage throughput for the quarter was lower than initial estimates due to a crack in the SAG mill shell, which severely impacted the September 2008 production. Repair work was completed in October 2008 and tonnage throughput was expected to return to normal levels in November 2008.

Total cash costs were 11% higher at $699/oz mainly due to the impact of higher fuel prices and non-recurrence of a credit on taxes that was received in the previous quarter.

The adjusted gross loss normalised for the accelerated settlement of non-hedge derivatives amounted to $44m, against $4m in the prior quarter due to a lower received gold price, higher operating costs and an unfavourable ore stockpile adjustment in the quarter.

The LTIFR was 1.63 (0.94).

NORTH AMERICA

At Cripple Creek & Victor (CC&V) gold production increased 7% to 63,000oz due to a shortened leaching time. However, total cash costs increased 7% to $321/oz, primarily due to inflationary pressures driven by rising fuel costs.

The adjusted gross profit normalised for the accelerated settlement of non-hedge derivatives of $12m against $19m in the prior quarter.

The LTIFR was 0.00 (0.00)

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.

Review of the gold market

Global financial markets have, since quarter end, experienced unprecedented volatility and a flight to cash by investors across the board. The nature of the crisis and the extent of the associated deleveraging have meant that, while there has been some incremental buying of gold as a 'safe haven' asset, there has also been significant selling down, particularly on the Comex and other exchanges. Since quarter end, gold has fallen some 16% to $729.60/oz.

Exchange Traded Funds (ETFs) have been less affected despite some selling, most notably in the period from 17 to 23 October, when the US-traded SPDR ETF saw 9.8t of redemptions, of which 8.58t took place within a 24-hour period on 22/23 October. These redemptions however represented only just over 1% of the total volume of gold held in the fund, which stood at a record 770.64t on 13 October.

The events post quarter followed an already volatile three months for gold prices, which saw a trading range of over $250/oz, as the mood of the global financial markets swung from concerns about inflation to warnings of deflation and recession. During the quarter the gold price traded from a high of $988/oz to a low of $736/oz.

While gold traded to a high of $988/oz by mid-July on fears of surging inflation and predictions that the oil price could reach $200/barrel, subsequent fears of a slowdown in global growth, particularly in the European Community, coupled with a slowing of growth in China, led to a sharp sell-off in the base metals complex. This also led to a strengthening of the US dollar as many of the commodity index trades were unwound. This reversal in the fortunes of the US dollar weighed significantly on the gold price, which then traded to an 11 month low of $736/oz.

This new-found strength and confidence in the US dollar was, however, short lived as sub-prime mortgage fears re-emerged. The news in early September that two government-sponsored enterprises, Fannie Mae and Freddie Mac, were technically insolvent, the issuing by the US Treasury of financial guarantees to those institutions and the prolonged period of uncertainty which followed these events, caused investors to unwind positions in all markets and return to cash. The gold market was not immune to this and there was a significant liquidation of positions from ETF holdings.

Despite the eventual approval by the US legislature of the Troubled Assets Relief Programme, the uncertainty and lack of confidence within financial markets remains and problems in financial markets are proving to be global. This has raised real fears that the global economy will slide into deflation and ultimately recession.

The average spot price for the quarter was $869/oz, some 3% lower than the previous quarter's average. In Rand terms, the average gold price was R216,674/kg, as compared with the previous quarter's average of R224,023/kg.

Investment Market

ETF holdings continued to grow during July, peaking at 33Moz. However, the strengthening of the US dollar eventually forced the withdrawal of some of these investors and 3Moz of investments were redeemed through to August 2008. Post quarter end, this liquidation had all been recovered and holdings of gold ETF's had reached an all time high of 35Moz.

Though still in their infancy, the newly-launched ETF funds in India performed well and continued to attract investment from retail investors.

Producer Hedging

During the quarter under review there was no new producer hedging. Similarly there were no reports of any significant producer de-hedging through accelerated buybacks.

AngloGold Ashanti did continue its programme of de-hedging by accelerating the delivery into 263,000oz of hedge contracts from periods beyond the current quarter.

Physical Demand

In the volatile market situation of the third quarter, the focus in the gold market was primarily on the investment sector. This was reflected in the physical market, where coin sales in particular showed strong growth during the period and jewellery demand presented a more mixed picture.

Jewellery Sector

The period of relatively stable and low prices during the first two months of the quarter brought some recovery in demand in the largest gold jewellery market, India, particularly when viewed against the backdrop of poor consumption in the first half of the year. The recovery in demand experienced during this period would have been stronger, had it not been for the depreciation of the rupee against the US dollar, which negated some of the impact of the gold price correction.

Overall during the quarter the Indian market is likely to show a year-on-year increase of approximately 22-24% over the same quarter in 2007.

The increasing volatility in the price evident from the last week of August 2008 onwards, with daily price fluctuations of between $15/oz and $20/oz, fostered a more cautious approach to the metal by Indian consumers and a slowing of consumption.

Post quarter, increased turmoil in global financial markets is having a mixed impact on the market. Indian buying during the main festive season, which has already stretched from Ganesh in early September, through to Navratri in early October and traditionally extends to Diwali in late October, may dampened as growth in India slows, due to the tightening of money supply in response to higher inflation and global economic turmoil. Consumer confidence has also been eroded by global economic conditions, weaker stock markets and the frequency of terrorist attacks, including in the major cities of Bangalore, Mumbai and New Delhi.

Demand in the other major emerging markets of China and the Middle East was remarkably stable.

In China, the investment sector showed significant increases in demand, while the jewellery sector was relatively static. The Olympic Games generally had a negative impact on retail spending, as Chinese consumers tended to stay at home during the Games.

The fundamentals for investment in gold, which in China also takes the form of jewellery, are however good, with stock markets experiencing significant difficulties and property starting to show signs of peaking. Bank savings registered a sharp increase, for the first time in recent years, and gold was likely to benefit from a mood favouring safe haven investments.

Demand in the Middle East was healthy although the main Eid at the end of Ramadan coincided with a period of more volatile prices. Local demand started to return to the market in Turkey, while tourist and export demand from both Turkey and the Gulf States remained low. Gold imports to the Turkish market increased overall by some 35% during the quarter.

In the US market, now the third largest globally after India and China, gold consumption experienced a decline in retail channels during the quarter, as disposable incomes were eroded by fuel price increases and increasingly difficult economic circumstances. With the events which unfolded post quarter end, retailers have become even more cautious in restocking for the festive period, traditionally the highest period of demand in the US market, and a double digit decline in consumption for the period is anticipated unless there is a significant shift in fundamentals.

Official Sector Sales

The end of September brought to an end the fourth year of the second Central Bank Gold Agreement (CBGA). Sales for the period fell far short of the quota allocated, at a total of 343t against a 500t quota. These sales took place in a manner that was neutral to the market.

The current CBGA is now entering its fifth and final year. At this time it seems likely that the CBGA will be renewed, and that any gold sales by the IMF will also take place within the framework of the Agreement. The process of finalising IMF gold sales is however a lengthy one and it seems unlikely that actual sales will occur before early 2010.

Currencies

The Rand averaged R7.77/$ for the quarter, marginally weaker as compared with the average of the previous quarter. Despite some unprecedented political events domestically, the Rand maintained its value against the US dollar during the quarter and managed a modest appreciation (4%) against the Euro.

Subsequent to the quarter end, the Rand has sold off, as have many of the emerging market currencies, as further evidence of de-leveraging by investors. Devaluation against the US Dollar has been significant, with the rand loosing some 30% against the dollar since quarter end, closing at levels of around R11/$ towards the end of October.

The Australian dollar averaged A$/$0.89 for the quarter, however post the quarter end, the Australian dollar has experienced a severe sell off, depreciating some 34% from its highs of A$/$0.9849 earlier in the year, to its current levels of A$/$0.65.

Similarly, the Brazilian Real has suffered an exodus of investment, falling to a low of BRL2.37/$, a level last seen in the second quarter of 2006.

Hedge position

As at 30 September 2008, the net delta hedge position was 5.79Moz or 180t (at 30 June 2008: 6.54Moz or 204t), representing a further reduction of 0.75Moz for the quarter. The total commitments of the hedge book as at 30 September 2008 was 6.30Moz or 196t, a reduction of 0.58Moz from the position as at 30 June 2008.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $2.97bn (negative R24.56bn), decreasing by $0.56bn (R3.1bn) over the quarter. This value was based on a gold price of $876.30/oz, exchange rates of R8.27/$ and A$/$0.64 and the prevailing market interest rates and volatilities at that date.

The company's received price for the third quarter was $644/oz, 26% below the average spot price for the same period. This was due to the continued acceleration of deliveries into contracts scheduled to mature in the fourth quarter and later. An additional 263,000oz was closed out in the third quarter in line with the stated objective of positioning the company to have greater exposure to the spot price.

As at 29 October 2008, the marked-to-market value of the hedge book was a negative $2.21bn (negative R22.85bn), based on a gold price of $744.60/oz and exchange rates of R10.32/$ and A$/$0.64 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the theoretical cost of buying all hedge contracts at the time of valuation, at market prices and rates available at that time. The following table indicates the group's commodity hedge position at 30 September 2008.

	Year	2008	2009	2010	2011	2012	2013-2016	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	1,472	3,904	12,580	12,931	11,944	12,363	55,194
	US$/oz	**$138	**$460	$327	$397	$404	$432	$315
Put options sold	Amount (kg)		933		1,882	1,882	3,763	8,460
	US$/oz		$660		$420	$430	$445	$460
Call options purchased	Amount (kg)	2,142						2,142
	US$/oz	$428						$428
Call options sold	Amount (kg)	1,804	11,695	29,168	37,146	24,460	39,924	144,197
	US$/oz	$347	$357	$498	$521	$622	$604	$541
RAND GOLD								
Forward contracts	Amount (kg)	466	*1,866					*1,400
	Rand per kg	R129,053	R157,213					R151,590
A DOLLAR GOLD								
Forward contracts	Amount (kg)	900	1,835	3,110				5,845
	A$ per oz	A$602	A$571	A$681				A$634
Call options purchased	Amount (kg)	1,555	1,244	3,111				5,910
	A$ per oz	A$682	A$694	A$712				A$701
*** Total net gold:	Delta (kg)	(951)	(14,315)	(39,587)	(46,122)	(32,476)	(46,552)	(180,003)
	Delta (oz)	(30,580)	(460,230)	(1,272,760)	(1,482,850)	(1,044,140)	(1,496,680)	(5,787,240)

*   Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.

**   Indicates a short USD position resulting from net short forward purchase contracts.

***   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2008.

Rounding of figures may result in computational discrepancies.

	Year	2008	2009	2010	2011	2012	2013-2016	Total
DOLLAR SILVER								
Put options purchased	Amount (kg)	10,886						10,886
	$ per oz	$7.66						$7.66
Put options sold	Amount (kg)	10,886						10,886
	$ per oz	$6.19						$6.19
Call options sold	Amount (kg)	10,886						10,886
	$ per oz	$8.64						$8.64

The following table indicates the group's currency hedge position at 30 September 2008

	Year	2008	2009	2010	2011	2012	2013-2016	Total
RAND DOLLAR (000)								
Put options purchased	Amount ($)	30,000						30,000
	US$/R	R7.63						R7.63
Put options sold	Amount ($)	30,000						30,000
	US$/R	R7.09						R7.09
Call options sold	Amount ($)	30,000						30,000
	US$/R	R8.32						R8.32
A DOLLAR (000)								
Forward contracts	Amount ($)	50,000						50,000
	A$/US$	$0.86						$0.86
Put options purchased	Amount ($)	50,000						50,000
	A$/US$	$0.91						$0.91
Put options sold	Amount ($)	50,000						50,000
	A$/US$	$0.94						$0.94
Call options sold	Amount ($)	50,000						50,000
	A$/US$	$0.88						$0.88
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	17,390	58,670					79,730
	US$/BRL	BRL 1.81	BRL 1.87					BRL 1.85
Put options purchased	Amount ($)	12,000	500					12,500
	US$/BRL	BRL 1.77	BRL 1.76					BRL 1.77
Call options sold	Amount ($)	39,000	1,000					40,000
	US$/BRL	BRL 1.80	BRL 1.76					BRL 1.80

Derivative analysis by accounting designation as at 30 September 2008

	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
		US Dollars (millions)		
Commodity option contracts	(587)	-	(1,314)	(1,901)
Foreign exchange option contracts	-	-	(10)	(10)
Forward sale commodity contracts	(888)	(198)	3	(1,083)
Forward foreign exchange contracts	-	(2)	(8)	(10)
Interest rate swaps	(27)	-	22	(5)
Total derivatives	**(1,502)**	**(200)**	**(1,307)**	**(3,009)**

Rounding of figures may result in computational discrepancies.

Exploration

Total exploration expenditure inclusive of expenditure at equity accounted associates during the third quarter of 2008 amounted to $47m ($25m brownfields, $22m greenfields), compared to $52m ($27m brownfields, $25m greenfields) in the previous quarter.

BROWNFIELDS EXPLORATION

In **South Africa**, surface drilling continued in the Project Zaaiplaats area, with borehole MZA9 and MMB5 reaching depths of 2,941m and 2,915m respectively. Surface drilling in the Moab North area continued with the long deflection of borehole MCY4 reaching a depth of 2,626m, and it is anticipated to intersect C Reef during the next quarter. Borehole MCY5 advanced to a depth of 3,129m but failed to intersect Vaal Reef and this has lead to a revision of the structural interpretation. The hole was stopped and the rig has been moved to drill borehole MGR8 in the Zaaiplaats area. MGR8 has now advanced 349m.

At Iduapriem in **Ghana**, Mineral Resource conversion drilling at Ajopa continued, with 93 Reverse Circulation (RC) (8,937m) holes being drilled. The programme, including 2,775m Diamond Drilling (DDH), will be completed during the next quarter. At Obuasi, exploration continued with 4,415m of DDH drilling below 50 level and 1,758m of DDH Drilling above 50 Level.

In **Argentina** at Cerro Vanguardia, the exploration programme continued with 3,243m of DDH drilling and 24,079m of RC drilling, almost completing the planned 2008 definition drilling programme. A further 3,057m of DDH drilling was completed on accessing the underground mining potential. The interpretation of the hyperspectral survey was received and is being evaluated and environmental studies over the 10 new claims (El Volcan) were presented to the provincial authorities.

In **Australia**, at Boddington there were four rigs employed on the BGM Mineral Resource conversion and near mine exploration DDH programme. During the quarter, approximately 29,326m of DDH were drilled in 41 holes, bringing the total metres drilled to 85,131m from 114 holes.

At Sunrise Dam, exploration successfully extended and increased the underground Mineral Resources, while continuing to investigate the deep-seated mineralisation to 1km vertically below the mine workings. This quarter, 9,310m of DDH was drilled from 37 holes, and a significant mineralised shoot has been defined within the Dolly lodes, which was open at depth. Immediate opportunities have also been identified for open pit satellites within 10km of the mine. These opportunities, together with the underground targets, would remain the focus of the ongoing exploration programme.

In **Brazil,** at the Córrego do Sítio Sulphide Project, drilling continued with 9,830m being drilled from surface, 2,756m drilled from underground, together with 953m of underground development. At the Lamego project, 5,770m of surface drilling, 5,850m underground drilling and 1,031m of underground development was completed.

At Siguiri in **Guinea**, exploration continued to focus on conversion drilling at Sintroko South (situated 8km south of the mine) and was completed toward the end of the quarter. Preliminary evaluation of the new data indicates a significant increase in the Mineral Resource, compared to the previous model. Mining is planned to commence in early 2009. Further in-fill drilling was completed on the margins of the Séguélen (Kintinian) planned pit, and work commenced in the Combined Pits project, in the area of Tubani-Bidini. Delineation drilling in the Saraya project (Block 2, approximately 55km west of the current mine) was temporarily suspended because of poor access during the rainy season. Results from the drilling to date indicate extensions to the known mineralisation.

Also in Guinea, reconnaissance drilling of the Manguity soil anomaly, situated 35 km west of the current Siguiri operation, yielded wide low grade intersections. A number of geochemical soil sampling programmes are in progress. Infill sampling over the Manguity anomaly in Block 2, and extension sampling to the south of Saraya in Block 2 were completed, with encouraging results from both areas. New programmes were initiated in the Naboun block of licenses (28km north of the mine), and in the Corridor Block (14km northwest of the mine). Sampling continued in Block 1 to the north of current mining operations. Encouraging results have been obtained from the sampling northwest, north and northeast of the Kintinian-Setiguia villages. All these new opportunities will be drill tested using aircore drilling.

At Geita in **Tanzania**, exploration activities concentrated in two areas, namely Area 3 (5,535m RC and 612m DDH) and Star and Comet (4,574m RC), where drilling indicated a northern extention to the ore zones. Drilling commenced at Mabe (660m RC) and 10 deep DDH holes were drilled to examine potential depth extensions of Lone Cone, Geita Hill and Nyankanga.

Aircore (AC) drilling (2,980m) commenced at Matandani NW to test for oxide potential. Reconnaissance RC drilling commenced at Nyamalembo with three holes being drilled. An airborne TEM survey was completed in July and a high resolution magnetic survey commenced in September.

At Morila in **Mali**, important and useful advances were made in understanding the relationship between selected structures, such as shears, considered to be important controls on gold mineralisation. Field work during the quarter was limited to selected core logging and pit mapping.

At Sadiola, the Mineral Resource definition drilling was completed at Sekokoto Main, where an infill RC drill programme of 6,515m was drilled, and results are awaited. The Phase 10 diamond core drill programme for metallurgical testing of the deep sulphide orebody commenced with two rigs currently drilling.

Results from the DDH programme completed last quarter around the FE4 pit are still expected. However, a revision to the geological and the Mineral Resource model is in progress.

The geological logging of the fence line drilled between FE3 pit and FE4 are in progress. A total of 11 diamond holes were completed, logged, sampled and assays received.

At Yatela, a total of 4,728m and 1,107m were drilled from 64 DDH and 16 RC holes at the

Alamoutala and the North-western pits, respectively.

At Navachab in **Namibia**, RC drilling at Gecko was completed with a total of 10,818m being drilled. At Steenbok-Starling, 2,460m of follow up RC were drilled; additional drilling would be completed once all the assay results had been received. The extension of the soil grid towards Ostrich and Giraffe returned disappointing results and no gold anomalies were identified. At Anomaly 16, 12,536m of exploration infill and advanced grade control holes had been completed.

A total of 4,704m of DDH drilling was undertaken as part of the infill programme on the Hanging and Footwall sheeted vein systems. RC drilling of 5,260m was done to the immediate north of the North Pit 2, where a northerly vein plunge extension was confirmed and encouraging intersections were achieved. Some of this drilling was also targeted at closing information gaps in the Eastern Push Back.

At Cripple Creek & Victor in the **United States**, a total of 333 holes and 69,498m had been completed so far during 2008. Drilling continued in the Main Cresson area, Schist Island, Squaw Gulch and near the old Victor Pads. In the high grade study a test mining case was successfully completed in the Cresson Mine. No holes were drilled for the High Grade Study as assays are pending for recent drilling. Assay results continue to be encouraging. .

GREENFIELDS EXPLORATION

Greenfields exploration activities continued in six countries (Australia, Colombia, China, the Philippines, Russia and the DRC). During the third quarter of 2008, a total of 72,349m of DDH RC) and AC drilling was completed at existing priority targets and delineating new targets in Australia, the DRC, Russia and Colombia.

In **Australia** on the Tropicana Joint Venture (JV) (AngloGold Ashanti 70%, Independence Group 30%) prefeasibility studies were continuing with completion expected in the second quarter of 2009. Work to date has focussed on a range of project dimensions from 3.5m to 6.5m tonnes per annum. The flowsheet options were well defined and infrastructure options evaluated. A study programme was now being undertaken to optimise the dimensions and economics of the project. Water exploration activities have identified the project water supply, located approximately 50km north northwest of the plant site. The main areas of ongoing assessment include the evaluation of power options for the project (including solar thermal power), and an update of the resource estimate, which is anticipated in the next quarter.

In parallel with the optimisation studies, exploration in the Tropicana JV moved away from drilling of the Tropicana/Havana deposit with regional exploration programmes now being accelerated. The work was focussed on high priority targets within trucking distance from the Tropicana/Havana project area.

The most significant results for the quarter come from the Black Dragon prospect (30 km north-east of Tropicana/Havana), where further prospecting and mapping was completed in conjunction with wide-spaced AC drilling under areas of cover. Analysis of rock chip sampling returned spectacular results with results of up to 573g/t gold, and 87g/t of silver. These results are supported by significant AC results including 4m at 0.78g/t Au from surface and 4m at 0.3g/t Au from 20m. Black Dragon is a high priority target for RC drilling in the next quarter. Diamond drill hole BCD001 from Beachcomber, returned 0.5m at 66.52g/t Au from 89.3m, 0.7m at 10.46g/t Au from 97.8m and 0.85m at 6.12g/t Au from 156.7m.

RC drilling had returned significant results from Rusty Nail with 3m at 8.83g/t Au while significant rock chip sampling results have been returned from Voodoo Child (45 km north-east of Tropicana/Havana).

During the quarter a total of 742 AC holes were drilled for 40,132m (1,446 holes and 75,571m YTD), 41 RC holes for 5,760m and 9 diamond drill holes for 1,474m (12 holes and 1,892m YTD).

A regional aeromagnetic survey was completed during the quarter, with high-resolution survey data now available over approximately 55% of the granted tenement package. This new geophysical data, and the acceleration in the rate of auger

sampling over the project, would enable more rapid prospect generation across the JV holdings.

The Bronco Plains JV (AngloGold Ashanti earning 50.4%), also in the Tropicana Belt, was a farm-in and joint venture with Independence Group NL and Image Resources NL on Image's 230km² Bronco Plains project, adjacent to the western margin of the AngloGold Ashanti/ Independence Group Tropicana project. AC drilling, of the approximately 10km long gold-in-soil anomaly peaking at 86 ppb gold would commence once regulatory approvals have been received.

The approximate 5,000km² Viking Project (AngloGold Ashanti 100%) is located southwest of the Tropicana Prospect within the same Albany-Fraser Foreland tectonic setting that hosts the 4Moz Tropicana/Havana gold deposit. Results by AngloGold Ashanti at Beachcomber and publicly reported by other explorers, adds credence to this belt being a strike-extensive new gold province. Two new tenement applications for approximately 900km² were made in the third quarter, and permits to enable exploration to commence in the fourth quarter had been granted.

In **Colombia** exploration, undertaken by Anglogold Ashanti and joint venture partners B2Gold Corp., Mineros S.A. and Glencore International, continued during the third quarter with activity on 33 projects and prospects with an average of 716 staff and contractors per day active in the field. Anglogold Ashanti activities focused on systematic reconnaissance and drill target definition work on targets in 6 departments in Colombia. Airborne geophysical surveys were completed over 3,107km^2 during the quarter. AngloGold Ashanti exploration work at La Colosa remained suspended throughout the third quarter, due to unforeseen delays in the environmental approvals being granted, it was now anticipated that approvals would be received in the first quarter of 2009, at which time, pre-feasibility work would commence.

Joint Venture partner B2Gold Corp. continued resource delineation drilling at Gramalote, first phase drilling at Quebradona and continued reconnaissance and drill target definition work in three departments in Colombia. Mineros S.A.

were drilling at one target in Antioquia and conducted reconnaissance and drill target definition work at two other targets within the Segovia joint venture in the Antioquia department. Glencore continued drilling base metal targets and conducted reconnaissance work in three departments of Colombia.

DDH completed during the third quarter of 2008 on AngloGold Ashanti and partner's projects were 20,348m, bringing the total DDH on all Colombian projects to 51,547m at the end of the third quarter.

In **China**, work on the Jinchanggou Project in Gansu Province focussed on follow-up of the robust gold in soil anomalies defined in the eastern (Dashuigou) and western (Hongchungou) tenements. A 5,000m DDH programme using man portable drill rigs would commence in the fourth quarter of 2008. Project generation activities and evaluation of opportunities are ongoing in Western and North Eastern China.

In the **Philippines**, final documentation is under review for the Mapawa tenement application area.

In **Russia**, where AngloGold Ashanti operates in a joint venture alliance with Russian miner, Polymetal, exploration continued on three license areas (939km^2) during the quarter. A total of 7,986m of DDH has been completed for the year to date, of which the majority has been completed on the Veduga advanced exploration project, while a field staff of 93 were engaged in field activities on the three active projects.

The Bogunay project (42km^2) was sold, while negotiations were ongoing for the sale of Anenskoye (11.8km^2) and Aprelkovskoye (161km^2). The generation of new project areas through data analysis remains a core task of the joint venture team.

In **Africa,** work during the third quarter concentrated on project generation and specific project reviews in West, Central and East Africa.

In the **Democratic Republic of the Congo,** exploration activities continued, with a total of 2,532m of DDH completed around the Issuru and Mongbwalu resource areas. The best intersections were 3.42m at 33.46g/t from 88.42m from diamond drill hole RA273D and 4.69m at 10.59g/t from 158m, and 2.92m at 6.69g/t from 169.3m from DD266. During the third quarter regional exploration programmes were underway at Lodjo, Camp3, Petsi, Mont Tsi and Bunia West prospects. Geologic activities included soil sampling, regolith and geologic mapping, trenching and bench sampling at the historic Mont Tsi open pit. Encouraging results were obtained from trench samples at Lodjo, which include 9m at 3.08g/t including 2m at 10g/t from trench TR11LO. The airborne magnetic, radiometric (37,608km line) and EM (3,225km line) surveys which commenced in June 2008 were completed during the third quarter. To date a total of 5,550km^2 of aeromagnetic and 1,224km^2 of EM surveys had been completed at a total cost of $1.85m enabling fast-tracking of the regional exploration programmes.

Group **operating results**

			Quarter ended			Nine months ended		Quarter ended			Nine months ended	
			Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007
					Unaudited					Unaudited		
			Rand / Metric					**Dollar / Imperial**				
OPERATING RESULTS												
UNDERGROUND OPERATION												
Milled	- 000 tonnes	/ - 000 tons	**3,178**	3,030	3,384	9,108	9,877	**3,503**	3,340	3,730	10,040	10,887
Yield	- g / t	/ - oz / t	**6.84**	7.08	7.11	6.95	7.00	**0.200**	0.206	0.207	0.203	0.204
Gold produced	- kg	/ - oz (000)	**21,737**	21,444	24,066	63,346	69,179	**699**	690	774	2,037	2,225
SURFACE AND DUMP RECLAMATION												
Treated	- 000 tonnes	/ - 000 tons	**3,078**	2,875	2,976	8,779	9,442	**3,393**	3,169	3,280	9,677	10,408
Yield	- g / t	/ - oz / t	**0.40**	0.38	0.48	0.42	0.51	**0.012**	0.011	0.014	0.012	0.015
Gold produced	- kg	/ - oz (000)	**1,229**	1,100	1,429	3,647	4,803	**40**	35	46	117	154
OPEN-PIT OPERATION												
Mined	- 000 tonnes	/ - 000 tons	**44,777**	44,336	41,999	135,667	124,938	**49,358**	48,872	46,296	149,547	137,721
Treated	- 000 tonnes	/ - 000 tons	**6,318**	6,164	6,456	18,813	18,857	**6,964**	6,795	7,116	20,738	20,786
Stripping ratio	- t (mined total - mined ore) / t mined ore		**6.24**	5.33	4.20	5.44	4.43	**6.24**	5.33	4.20	5.44	4.43
Yield	- g / t	/ - oz / t	**2.15**	2.25	2.49	2.16	2.34	**0.063**	0.066	0.073	0.063	0.068
Gold in ore	- kg	/ - oz (000)	**4,089**	12,411	15,059	28,766	41,752	**131**	399	484	925	1,342
Gold produced	- kg	/ - oz (000)	**13,573**	13,879	16,064	40,691	44,180	**436**	446	516	1,308	1,420
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/ - 000 tons	**13,475**	14,328	14,807	41,042	44,755	**14,854**	15,794	16,322	45,241	49,334
Placed [1]	- 000 tonnes	/ - 000 tons	**6,026**	6,168	5,636	17,602	16,490	**6,642**	6,799	6,213	19,402	18,177
Stripping ratio	- t (mined total - mined ore) / t mined ore		**1.38**	1.45	1.53	1.42	1.83	**1.38**	1.45	1.53	1.42	1.83
Yield [2]	- g / t	/ - oz / t	**0.56**	0.64	0.66	0.62	0.74	**0.016**	0.019	0.019	0.018	0.021
Gold placed [3]	- kg	/ - oz (000)	**3,376**	3,929	3,706	10,918	12,127	**109**	126	119	351	390
Gold produced	- kg	/ - oz (000)	**2,797**	2,561	3,052	7,846	9,647	**90**	82	98	252	310
TOTAL												
Gold produced	- kg	/ - oz (000)	**39,336**	38,984	44,611	115,530	127,809	**1,265**	1,253	1,434	3,714	4,109
Gold sold	- kg	/ - oz (000)	**40,902**	38,704	45,768	116,704	127,987	**1,315**	1,244	1,471	3,752	4,115
Price received	- R / kg	/ - $ / oz - sold	**160,127**	(44,303)	141,400	100,660	139,732	**644**	(157)	621	416	610
Price received normalised for accelerated settlement of non-hedge derivatives	- R / kg	/ - $ / oz - sold	**160,127**	178,796	141,400	174,646	139,732	**644**	717	621	707	610
Total cash costs	- R / kg	/ - $ / oz - produced	**121,440**	108,195	81,186	111,540	78,074	**486**	434	357	451	341
Total production costs	- R / kg	/ - $ / oz - produced	**152,945**	138,115	107,239	142,586	102,443	**612**	554	471	576	448
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	**346**	340	409	330	394	**11.12**	10.93	13.16	10.60	12.66
Actual	- g	/ - oz	**321**	320	361	314	352	**10.32**	10.27	11.62	10.10	11.31
CAPITAL EXPENDITURE	- Rm	/ - $m	**2,623**	2,357	1,733	6,911	5,129	**338**	304	245	899	720

[1] Tonnes (tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended September 2008 Unaudited	Quarter ended June 2008 Restated Unaudited	Quarter ended September 2007 Restated Unaudited	Nine months ended September 2008 Unaudited	Nine months ended September 2007 Restated Unaudited
Revenue	2	**7,205**	7,950	6,133	22,019	16,405
Gold income		**6,851**	7,749	5,913	21,258	15,853
Cost of sales	3	**(6,148)**	(4,894)	(4,558)	(15,630)	(12,298)
Gain (loss) on non-hedge derivatives and other commodity contracts	4	**148**	(1,425)	(2,421)	(6,875)	(2,243)
Gross profit (loss)		**851**	1,431	(1,066)	(1,248)	1,312
Corporate administration and other expenses		**(255)**	(255)	(254)	(727)	(683)
Market development costs		**(25)**	(24)	(26)	(73)	(75)
Exploration costs		**(205)**	(266)	(215)	(739)	(592)
Other operating expenses	5	**(73)**	(48)	(65)	(89)	(156)
Operating special items	6	**121**	273	48	476	149
Operating profit (loss)		**415**	1,111	(1,578)	(2,400)	(45)
Dividend received from other investments		**-**	-	16	-	16
Interest received		**248**	101	87	429	216
Exchange gain (loss)		**51**	(17)	(24)	25	(25)
Fair value adjustment on option component of convertible bond		**-**	12	(140)	183	218
Finance costs and unwinding of obligations		**(235)**	(213)	(214)	(701)	(618)
Share of associates' and equity accounted joint ventures (loss) profit		**(98)**	(770)	18	(796)	107
Profit (loss) before taxation		**381**	225	(1,835)	(3,261)	(131)
Taxation	7	**(577)**	(471)	(94)	(900)	(731)
Loss after taxation from continuing operations		**(196)**	(246)	(1,928)	(4,161)	(862)
Discontinued operations						
Profit (loss) for the period from discontinued operations	8	**6**	191	(24)	194	(34)
Loss for the period		**(190)**	(55)	(1,952)	(3,968)	(896)
Allocated as follows:						
Equity shareholders		**(247)**	(176)	(2,003)	(4,236)	(1,071)
Minority interest		**57**	121	51	268	175
		(190)	(55)	(1,952)	(3,968)	(896)
Basic loss per ordinary share (cents) [1]						
Loss from continuing operations		**(73)**	(130)	(703)	(1,457)	(369)
Profit (loss) from discontinued operations		**2**	68	(9)	64	(12)
Loss		**(71)**	(62)	(712)	(1,393)	(381)
Diluted loss per ordinary share (cents) [2]						
Loss from continuing operations [3]		**(73)**	(130)	(703)	(1,457)	(369)
Profit (loss) from discontinued operations [3]		**2**	68	(9)	64	(12)
Loss [3]		**(71)**	(62)	(712)	(1,393)	(381)
Dividends [4]						
- Rm					324	919
- cents per Ordinary share					103	330
- cents per E Ordinary share					52	165

[1] Calculated on the basic weighted average number of ordinary shares.

[2] The impact of the diluted loss per share is anti-dilutive and therefore equal to the basic loss per share.

[3] Calculated on the diluted weighted average number of ordinary shares.

[4] Represents the dividend declared and paid during the period.

Rounding of figures may result in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended September 2008 Unaudited	Quarter ended June 2008 Restated Unaudited	Quarter ended September 2007 Restated Unaudited	Nine months ended September 2008 Unaudited	Nine months ended September 2007 Restated Unaudited
Revenue	2	**930**	1,023	867	2,859	2,303
Gold income		**885**	997	836	2,761	2,226
Cost of sales	3	**(790)**	(632)	(644)	(2,029)	(1,728)
Gain (loss) on non-hedge derivatives and other commodity contracts	4	**92**	(248)	(377)	(528)	(351)
Gross profit (loss)		**186**	117	(185)	204	147
Corporate administration and other expenses		**(33)**	(33)	(36)	(94)	(96)
Market development costs		**(3)**	(3)	(4)	(9)	(11)
Exploration costs		**(26)**	(34)	(31)	(96)	(84)
Other operating expenses	5	**(9)**	(6)	(9)	(11)	(22)
Operating special items	6	**16**	36	7	62	21
Operating profit (loss)		**130**	77	(258)	55	(44)
Dividend received from other investments		**-**	-	2	-	2
Interest received		**32**	13	13	56	30
Exchange gain (loss)		**6**	(3)	(3)	3	(3)
Fair value adjustment on option component of convertible bond		**-**	2	(20)	24	30
Finance costs and unwinding of obligations		**(30)**	(28)	(30)	(91)	(87)
Share of associates' and equity accounted joint ventures (loss) profit		**(12)**	(97)	2	(100)	15
Profit (loss) before taxation		**126**	(35)	(294)	(53)	(56)
Taxation	7	**(69)**	(61)	(11)	(115)	(100)
Profit (loss) after taxation from continuing operations		**57**	(96)	(306)	(169)	(156)
Discontinued operations						
Profit (loss) for the period from discontinued operations	8	**1**	24	(3)	24	(5)
Profit (loss) for the period		**58**	(72)	(309)	(144)	(161)
Allocated as follows:						
Equity shareholders		**51**	(87)	(316)	(179)	(186)
Minority interest		**7**	16	7	35	25
		58	(72)	(309)	(144)	(161)
Basic earnings (loss) per ordinary share (cents) [1]						
Profit (loss) from continuing operations		**15**	(40)	(111)	(67)	(64)
Profit (loss) from discontinued operations		**-**	9	(1)	8	(2)
Profit (loss)		**15**	(31)	(112)	(59)	(66)
Diluted earnings (loss) per ordinary share (cents) [2]						
Profit (loss) from continuing operations [3]		**15**	(40)	(111)	(67)	(64)
Profit (loss) from discontinued operations [3]		**-**	9	(1)	8	(2)
Profit (loss) [3]		**15**	(31)	(112)	(59)	(66)
Dividends [4]						
- $m					41	125
- cents per Ordinary share					13	45
- cents per E Ordinary share					7	22

[1] Calculated on the basic weighted average number of ordinary shares.

[2] The impact of the diluted earnings (loss) per share is anti-dilutive and therefore equal to the basic earnings (loss) per share.

[3] Calculated on the diluted weighted average number of ordinary shares.

[4] Represents the dividend declared and paid during the period.

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

SA Rand million	Notes	As at September 2008 Unaudited	As at June 2008 Restated Unaudited	As at December 2007 Restated Unaudited	As at September 2007 Restated Unaudited
ASSETS					
Non-current assets					
Tangible assets		**55,085**	53,040	45,095	44,149
Intangible assets		**3,287**	3,491	2,859	2,891
Investments in associates and equity accounted joint ventures		**2,846**	2,447	2,183	2,088
Other investments		**663**	633	699	749
Inventories		**2,389**	2,445	1,807	1,894
Trade and other receivables		**531**	584	387	271
Deferred taxation		**111**	533	430	409
Other non-current assets		**88**	281	278	300
		65,000	63,454	53,738	52,752
Current assets					
Inventories		**5,342**	5,206	3,753	3,300
Trade and other receivables		**2,076**	1,847	1,384	1,451
Derivatives		**3,851**	4,810	3,516	4,078
Current portion of other non-current assets		**2**	2	2	5
Cash restricted for use		**499**	547	264	294
Cash and cash equivalents		**4,585**	3,661	3,246	3,287
		16,355	16,072	12,165	12,414
Non-current assets held for sale		**10**	10	210	201
		16,365	16,082	12,375	12,615
TOTAL ASSETS		**81,365**	79,536	66,113	65,367
EQUITY AND LIABILITIES					
Share capital and premium	11	**36,525**	22,495	22,371	22,265
Retained earnings and other reserves	12	**(6,579)**	(5,931)	(6,167)	(2,791)
Shareholders' equity		**29,946**	16,563	16,204	19,473
Minority interests	13	**655**	637	429	401
Total equity		**30,601**	17,200	16,633	19,874
Non-current liabilities					
Borrowings		**6,865**	7,361	10,416	7,362
Environmental rehabilitation and other provisions		**3,805**	3,853	3,176	2,875
Provision for pension and post-retirement benefits		**1,257**	1,247	1,208	1,207
Trade, other payables and deferred income		**72**	68	79	39
Derivatives	14	**313**	350	1,110	1,321
Deferred taxation		**8,170**	7,925	7,100	7,410
		20,483	20,804	23,089	20,213
Current liabilities					
Current portion of borrowings		**8,581**	10,093	2,173	4,160
Trade, other payables and deferred income	15	**4,857**	12,437	4,318	4,288
Derivatives	14	**15,998**	18,126	18,763	15,421
Taxation		**846**	876	1,137	1,410
		30,282	41,532	26,391	25,279
Total liabilities		**50,764**	62,336	49,480	45,492
TOTAL EQUITY AND LIABILITIES		**81,365**	79,536	66,113	65,367
Net asset value - cents per share		**8,628**	6,101	5,907	7,073

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

US Dollar million	Notes	As at September 2008 Unaudited	As at June 2008 Restated Unaudited	As at December 2007 Restated Unaudited	As at September 2007 Restated Unaudited
ASSETS					
Non-current assets					
Tangible assets		**6,663**	6,771	6,621	6,426
Intangible assets		**398**	446	420	421
Investments in associates and equity accounted joint ventures		**344**	313	321	304
Other investments		**80**	81	103	109
Inventories		**289**	312	265	276
Trade and other receivables		**64**	75	57	39
Deferred taxation		**13**	68	63	60
Other non-current assets		**11**	36	41	44
		7,863	8,101	7,891	7,679
Current assets					
Inventories		**646**	665	551	480
Trade and other receivables		**251**	236	203	211
Derivatives		**466**	614	516	594
Current portion of other non-current assets		**-**	-	-	1
Cash restricted for use		**60**	70	39	43
Cash and cash equivalents		**555**	467	477	478
		1,978	2,051	1,786	1,806
Non-current assets held for sale		**1**	1	31	29
		1,979	2,052	1,817	1,835
TOTAL ASSETS		**9,842**	10,153	9,708	9,514
EQUITY AND LIABILITIES					
Share capital and premium	11	**4,418**	2,872	3,285	3,241
Retained earnings and other reserves	12	**(796)**	(757)	(906)	(406)
Shareholders' equity		**3,622**	2,115	2,379	2,835
Minority interests	13	**79**	81	63	58
Total equity		**3,702**	2,196	2,442	2,893
Non-current liabilities					
Borrowings		**830**	940	1,529	1,071
Environmental rehabilitation and other provisions		**460**	492	467	418
Provision for pension and post-retirement benefits		**152**	159	177	176
Trade, other payables and deferred income		**9**	9	12	6
Derivatives	14	**38**	45	163	192
Deferred taxation		**988**	1,012	1,042	1,078
		2,478	2,656	3,390	2,941
Current liabilities					
Current portion of borrowings		**1,038**	1,288	319	606
Trade, other payables and deferred income	15	**587**	1,588	635	624
Derivatives	14	**1,935**	2,314	2,755	2,245
Taxation		**102**	112	167	205
		3,663	5,301	3,876	3,680
Total liabilities		**6,140**	7,957	7,266	6,621
TOTAL EQUITY AND LIABILITIES		**9,842**	10,153	9,708	9,514
Net asset value - cents per share		**1,044**	779	867	1,030

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended September 2008 Unaudited	Quarter ended June 2008 Restated Unaudited	Quarter ended September 2007 Restated Unaudited	Nine months ended September 2008 Unaudited	Nine months ended September 2007 Restated Unaudited
Cash flows from operating activities					
Receipts from customers	**6,818**	7,991	6,050	21,345	16,220
Payments to suppliers and employees	**(6,193)**	(7,352)	(4,027)	(18,218)	(10,932)
Cash generated from operations	**625**	639	2,023	3,127	5,288
Cash generated (utilised) by discontinued operations	**9**	(16)	(6)	(7)	(24)
Cash utilised for hedge book settlements	**(7,755)**	(749)	-	(8,504)	-
Dividend received from associates	**141**	342	49	483	337
Taxation paid	**(129)**	(430)	(78)	(902)	(695)
Net cash (outflow) inflow from operating activities	**(7,108)**	(215)	1,988	(5,804)	(4,904)
Cash flows from investing activities					
Capital expenditure	**(2,615)**	(2,348)	(1,723)	(6,881)	(4,879)
Acquisition of assets	**-**	-	-	-	(286)
Proceeds from disposal of tangible assets	**279**	21	65	522	173
Proceeds from disposal of assets of discontinued operations	**1**	77	1	79	9
Other investments acquired	**(228)**	(78)	-	(572)	(13)
Associate loans, acquisitions and disposals	**(304)**	396	-	123	1
Proceeds from disposal of investments	**214**	105	129	526	134
Dividend received from other investments	**-**	-	16	-	16
Decrease (increase) in cash restricted for use	**24**	(119)	(126)	(144)	(214)
Interest received	**256**	99	72	440	176
Net loans advanced (repaid)	**1**	1	1	(1)	2
Net cash outflow from investing activities	**(2,372)**	(1,846)	(1,564)	(5,907)	(4,881)
Cash flows from financing activities					
Proceeds from issue of share capital	**13,494**	21	19	13,580	159
Share issue expenses	**(410)**	-	-	(410)	(4)
Proceeds from borrowings	**2,305**	1,903	834	5,412	1,712
Repayment of borrowings	**(4,402)**	(33)	(170)	(4,589)	(459)
Finance costs	**(242)**	(30)	(230)	(522)	(468)
Advanced proceeds from rights offer	**(6)**	6	-	-	-
Dividends paid	**(254)**	(49)	(277)	(455)	(1,033)
Net cash inflow (outflow) from financing activities	**10,486**	1,818	175	13,016	(93)
Net increase (decrease) in cash and cash equivalents	**1,005**	(243)	600	1,306	(70)
Translation	**(81)**	56	11	33	60
Cash and cash equivalents at beginning of period	**3,661**	3,848	2,676	3,246	3,297
Net cash and cash equivalents at end of period	**4,585**	3,661	3,287	4,585	3,287
Cash generated from operations					
Profit (loss) before taxation	**381**	225	(1,835)	(3,261)	(131)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**(821)**	(244)	2,776	4,215	3,467
Amortisation of tangible assets	**1,111**	1,102	1,040	3,233	2,917
Finance costs and unwinding of obligations	**235**	213	214	701	618
Environmental, rehabilitation and other expenditure	**54**	(27)	44	113	14
Operating special items	**(121)**	(273)	(48)	(476)	(149)
Amortisation of intangible assets	**4**	4	3	11	10
Deferred stripping	**(124)**	36	(154)	(278)	(405)
Fair value adjustment on option components of convertible bond	**-**	(12)	140	(183)	(218)
Interest receivable	**(248)**	(101)	(87)	(429)	(216)
Other non-cash movements	**393**	904	23	1,208	209
Movements in working capital	**(238)**	(1,189)	(93)	(1,727)	(828)
	625	639	2,023	3,127	5,288
Movements in working capital					
Increase in inventories	**(310)**	(677)	(234)	(2,427)	(980)
(Increase) decrease in trade and other receivables	**(241)**	(126)	16	(753)	(263)
Increase (decrease) in trade and other payables	**312**	(386)	125	1,452	415
	(238)	(1,189)	(93)	(1,727)	(828)

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

US Dollar million	Quarter ended September 2008 Unaudited	Quarter ended June 2008 Restated Unaudited	Quarter ended September 2007 Restated Unaudited	Nine months ended September 2008 Unaudited	Nine months ended September 2007 Restated Unaudited
Cash flows from operating activities					
Receipts from customers	**884**	1,026	855	2,781	2,272
Payments to suppliers and employees	**(799)**	(937)	(567)	(2,393)	(1,530)
Cash generated from operations	**85**	89	288	388	742
Cash generated (utilised) by discontinued operations	**1**	(2)	(1)	(1)	(3)
Cash utilised for hedge book settlements	**(1,018)**	(94)	-	(1,112)	-
Dividend received from associates	**15**	43	8	58	49
Taxation paid	**(16)**	(56)	(11)	(117)	(98)
Net cash (outflow) inflow from operating activities	**(933)**	(20)	284	(784)	690
Cash flows from investing activities					
Capital expenditure	**(337)**	(303)	(243)	(895)	(685)
Acquisition of assets	**-**	-	-	-	(40)
Proceeds from disposal of tangible assets	**36**	3	9	69	24
Proceeds from disposal of assets of discontinued operations	**-**	10	-	10	1
Other investments acquired	**(29)**	(10)	-	(74)	(2)
Associate loans, acquisitions and disposals	**(36)**	50	-	17	-
Proceeds from disposal of investments	**28**	13	18	68	19
Dividend received from other investments	**-**	-	2	-	2
Decrease (increase) in cash restricted for use	**3**	(16)	(18)	(19)	(30)
Interest received	**33**	13	10	57	25
Net loans advanced (repaid)	**-**	-	-	-	-
Net cash outflow from investing activities	**(302)**	(241)	(221)	(768)	(685)
Cash flows from financing activities					
Proceeds from issue of share capital	**1,743**	3	3	1,755	22
Share issue expenses	**(53)**	-	-	(53)	(1)
Proceeds from borrowings	**298**	247	117	704	241
Repayment of borrowings	**(573)**	(4)	(24)	(597)	(64)
Finance costs	**(31)**	(3)	(32)	(68)	(66)
Advanced proceeds from rights offer	**(1)**	1	-	-	-
Dividends paid	**(33)**	(6)	(38)	(58)	(141)
Net cash inflow (outflow) from financing activities	**1,351**	236	25	1,683	(10)
Net increase (decrease) in cash and cash equivalents	**115**	(25)	88	131	(5)
Translation	**(28)**	16	9	(54)	12
Cash and cash equivalents at beginning of period	**467**	475	381	477	471
Net cash and cash equivalents at end of period	**555**	467	478	555	478
Cash generated from operations					
Profit (loss) before taxation	**126**	(35)	(294)	(53)	(56)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**(178)**	37	427	187	524
Amortisation of tangible assets	**143**	142	147	420	410
Finance costs and unwinding of obligations	**30**	28	30	91	87
Environmental, rehabilitation and other expenditure	**7**	(3)	6	14	2
Operating special items	**(16)**	(36)	(7)	(62)	(21)
Amortisation of intangible assets	**-**	-	-	1	1
Deferred stripping	**(16)**	3	(23)	(36)	(59)
Fair value adjustment on option components of convertible bond	**-**	(2)	20	(24)	(30)
Interest receivable	**(32)**	(13)	(13)	(56)	(30)
Other non-cash movements	**49**	114	3	151	29
Movements in working capital	**(29)**	(146)	(9)	(245)	(114)
	85	89	288	388	742
Movements in working capital					
Decrease (increase) in inventories	**14**	(115)	(49)	(150)	(154)
Increase in trade and other receivables	**(17)**	(23)	(2)	(56)	(41)
(Decrease) increase in trade and other payables	**(27)**	(8)	42	(40)	82
	(29)	(146)	(9)	(245)	(114)

Rounding of figures may result in computational discrepancies.

Statement of **recognised income and expense**

SA Rand million	Nine months ended September 2008	Year ended December 2007	Nine months ended September 2007
	Unaudited	Restated Unaudited	Restated Unaudited
Actuarial loss on pension and post-retirement benefits	(193)	(99)	-
Net loss on cash flow hedges removed from equity and reported in gold sales	1,413	1,421	910
Net loss on cash flow hedges	(622)	(1,173)	(662)
Hedge (effectiveness) ineffectiveness	(3)	69	-
(Loss) gain on available-for-sale financial assets	(89)	8	(24)
Deferred taxation on items above	(107)	36	20
Translation	4,524	(169)	61
Net income recognised directly in equity	4,923	93	305
Loss for the period	(3,968)	(4,047)	(896)
Total recognised income (expense) for the period	955	(3,954)	(591)
Attributable to:			
Equity shareholders	604	(4,169)	(761)
Minority interest	351	215	170
	955	(3,954)	(591)
US Dollar million			
Actuarial loss on pension and post-retirement benefits	(25)	(14)	-
Net loss on cash flow hedges removed from equity and reported in gold sales	184	202	130
Net loss on cash flow hedges	(81)	(168)	(96)
Hedge ineffectiveness	-	10	-
(Loss) gain on available-for-sale financial assets	(12)	1	(3)
Deferred taxation on items above	(13)	5	(5)
Translation	364	6	35
Net income recognised directly in equity	417	42	61
Loss for the period	(144)	(636)	(161)
Total recognised income (expense) for the period	273	(594)	(100)
Attributable to:			
Equity shareholders	241	(627)	(125)
Minority interest	32	33	25
	273	(594)	(100)

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and nine months ended 30 September 2008

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in accounting policy described below and detailed in note 20, the group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2007 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2008, where applicable.

The group changed its accounting policy regarding accounting for incorporated joint ventures to provide more relevant financial data as returns from these investments are limited to dividends which is more representative of the income flows. Incorporated joint ventures were previously accounted for under the proportionate consolidation method. Comparative figures have been restated to conform to the changes in accounting policy.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and nine months ended 30 September 2008.

2. Revenue

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007
		Restated	Restated		Restated		Restated	Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income	**6,851**	7,749	5,913	21,258	15,853	**885**	997	836	2,761	2,226
By-products (note 3)	**106**	100	116	332	320	**14**	13	16	43	45
Dividend received from other investments	**-**	-	16	-	16	**-**	-	2	-	2
Interest received	**248**	101	87	429	216	**32**	13	12	56	30
	7,205	7,950	6,133	22,019	16,405	**930**	1,023	867	2,859	2,303

3. Cost of sales

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007
		Restated	Restated		Restated		Restated	Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Cash operating costs	**(4,540)**	(3,864)	(3,318)	(11,916)	(9,144)	**(584)**	(498)	(469)	(1,548)	(1,284)
By-products revenue (note 2)	**106**	100	116	332	320	**14**	13	16	43	45
By-products cash operating costs	**(57)**	(86)	(57)	(221)	(192)	**(8)**	(11)	(8)	(29)	(27)
	(4,491)	(3,850)	(3,259)	(11,805)	(9,016)	**(578)**	(496)	(461)	(1,534)	(1,266)
Other cash costs	**(177)**	(156)	(136)	(538)	(404)	**(23)**	(21)	(19)	(70)	(57)
Total cash costs	**(4,668)**	(4,006)	(3,395)	(12,343)	(9,420)	**(601)**	(517)	(480)	(1,604)	(1,323)
Retrenchment costs	**(14)**	(15)	(27)	(56)	(44)	**(2)**	(2)	(4)	(7)	(6)
Rehabilitation and other non-cash costs	**(102)**	(16)	(85)	(221)	(120)	**(13)**	(2)	(12)	(28)	(17)
Production costs	**(4,784)**	(4,037)	(3,507)	(12,620)	(9,584)	**(616)**	(521)	(496)	(1,639)	(1,346)
Amortisation of tangible assets	**(1,111)**	(1,102)	(1,040)	(3,233)	(2,917)	**(143)**	(142)	(147)	(420)	(410)
Amortisation of intangible assets	**(4)**	(4)	(3)	(11)	(10)	**-**	-	-	(1)	(1)
Total production costs	**(5,899)**	(5,143)	(4,550)	(15,864)	(12,511)	**(759)**	(663)	(643)	(2,060)	(1,757)
Inventory change	**(249)**	249	(8)	234	213	**(32)**	31	(1)	31	29
	(6,148)	(4,894)	(4,558)	(15,630)	(12,298)	**(790)**	(632)	(644)	(2,029)	(1,728)

Rounding of figures may result in computational discrepancies.

4. Gain (loss) on non-hedge derivatives and other commodity contracts

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007
		Restated	Restated		Restated		Restated	Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
(Loss) gain on realised non-hedge derivatives	**(519)**	(1,119)	302	(1,797)	1,292	**(66)**	(142)	43	(230)	181
Realised loss on other commodity contracts	**-**	(253)	-	(253)	-	**-**	(32)	-	(32)	-
Loss on accelerated settlement of non-hedge derivatives	**-**	(7,765)	-	(7,765)	-	**-**	(979)	-	(979)	-
Gain (loss) on unrealised non-hedge derivatives	**666**	7,673	(2,574)	2,876	(3,476)	**158**	899	(398)	705	(524)
Unrealised gain on other commodity physical borrowings	**1**	22	56	26	27	**-**	3	8	3	4
Provision reversed (accrued) for gain (loss) on future deliveries of other commodities	**-**	18	(204)	37	(87)	**-**	2	(29)	5	(12)
	148	(1,425)	(2,421)	(6,875)	(2,243)	**92**	(248)	(377)	(528)	(351)

5. Other operating expenses

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007
		Restated	Restated		Restated		Restated	Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	**(24)**	(24)	(25)	(72)	(75)	**(3)**	(3)	(4)	(9)	(11)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations	**(49)**	(27)	(40)	(17)	(67)	**(6)**	(3)	(5)	(2)	(9)
Miscellaneous	**-**	3	-	-	(14)	**-**	-	-	-	(2)
	(73)	(48)	(65)	(89)	(156)	**(9)**	(6)	(9)	(11)	(22)

6. Operating special items

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007
		Restated	Restated		Restated		Restated	Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reimbursement (under provision) of indirect tax expenses	**1**	49	-	50	(6)	**-**	6	-	6	(1)
Impairment of tangible assets (note 9)	**(3)**	(1)	-	(7)	(1)	**-**	-	-	(1)	-
Recovery of loan	**34**	-	-	34	23	**4**	-	-	4	3
ESOP and BEE costs resulting from rights offer	**-**	(76)	-	(76)	-	**-**	(10)	-	(10)	-
Profit on disposal (acquisition) and abandonment of assets (note 9)	**101**	272	48	457	134	**14**	35	7	60	19
(Loss) profit on disposal of investment in associate (note 9)	**(12)**	29	-	18	-	**(2)**	4	-	2	-
	121	273	48	476	149	**16**	36	7	62	21

Rounding of figures may result in computational discrepancies.

7. Taxation

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007
		Restated	Restated		Restated		Restated	Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Current tax										
Normal taxation	**(103)**	92	(342)	(480)	(976)	**(15)**	10	(49)	(66)	(137)
Disposal of tangible assets (note 9)	**(2)**	(3)	(9)	(7)	(31)	**-**	-	(1)	(1)	(4)
(Under) over provision prior year	**(4)**	(28)	17	(19)	(22)	**-**	(4)	3	(2)	(3)
	(109)	61	(334)	(506)	(1,029)	**(15)**	6	(47)	(69)	(144)
Deferred taxation										
Temporary differences	**(446)**	1,004	(31)	400	25	**(57)**	126	(4)	48	4
Unrealised non-hedge derivatives and other commodity contracts	**(9)**	(1,543)	240	(966)	344	**4**	(194)	35	(118)	50
Disposal of tangible assets (note 9)	**(13)**	7	31	(17)	20	**(2)**	1	4	(2)	3
Change in estimated deferred tax rate	**-**	-	-	-	(90)	**-**	-	-	-	(13)
Change in statutory tax rate	**-**	-	-	189	-	**-**	-	-	25	-
	(468)	(532)	240	(394)	299	**(55)**	(67)	35	(47)	44
Total taxation	**(577)**	(471)	(94)	(900)	(731)	**(69)**	(61)	(11)	(115)	(100)

8. Discontinued Operations

The Ergo surface dump reclamation, which forms part of the South Africa operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007
		Restated	Restated		Restated		Restated	Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income	**-**	-	1	-	5	**-**	-	-	-	1
Cost of sales	**(4)**	(12)	(6)	(21)	(16)	**(1)**	(2)	(1)	(3)	(2)
Gross loss	**(4)**	(12)	(5)	(21)	(11)	**(1)**	(2)	(1)	(3)	(1)
Other income	**8**	3	-	13	-	**1**	-	-	2	-
Profit (loss) before taxation	**4**	(10)	(5)	(8)	(11)	**1**	(1)	(1)	(1)	(1)
Normal taxation	**1**	(22)	1	(21)	(2)	**-**	(3)	-	(3)	-
Deferred tax	**-**	-	(20)	(1)	(21)	**-**	-	(3)	-	(3)
Net profit (loss) after tax	**5**	(32)	(24)	(30)	(34)	**1**	(4)	(3)	(4)	(5)
Profit on disposal of assets (note 9)	**1**	217	-	218	-	**-**	27	-	27	-
Deferred tax on disposal of assets (note 9)	**-**	6	-	6	-	**-**	1	-	1	-
Profit (loss) from discontinued operations	**6**	191	(24)	194	(34)	**1**	24	(3)	24	(5)

The pre-tax profit on disposal of the assets in the June 2008 quarter amounted to $27 million (R217 million) relates to the remaining moveable and immovable assets of Ergo that was sold by the Company to a consortium of Mintails South Africa (Pty) Ltd/DRD South African Operations (Pty) Ltd Joint Venture. The transaction was approved by the Competition Commissioner during May 2008 and the Joint Venture will operate, for its own account, under the AngloGold Ashanti authorisations until the new order mining rights have been obtained and transferred to the Joint Venture.

Rounding of figures may result in computational discrepancies.

9. Headline earnings (loss)

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2008	Jun 2008 Restated	Sep 2007 Restated	Sep 2008	Sep 2007 Restated	Sep 2008	Jun 2008 Restated	Sep 2007 Restated	Sep 2008	Sep 2007 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):										
Profit (loss) attributable to equity shareholders	(247)	(176)	(2,003)	(4,236)	(1,071)	51	(87)	(316)	(179)	(186)
Impairment of tangible assets (note 6)	3	1	-	7	1	-	-	-	1	-
Profit on disposal and abandonment of assets (note 6)	(101)	(272)	(48)	(457)	(134)	(14)	(35)	(7)	(60)	(19)
Loss (profit) on disposal of investment in associate (note 6)	12	(29)	-	(18)	-	2	(4)	-	(2)	-
Profit on disposal of discontinued assets (note 8)	(1)	(217)	-	(218)	-	-	(27)	-	(27)	-
Impairment of investment in associate	21	13	101	35	151	3	2	14	4	21
Profit on disposal of assets in associate	-	(23)	-	(23)	-	-	(3)	-	(3)	-
Taxation on items above - current portion (note 7)	2	3	9	7	31	-	-	1	1	4
Taxation on items above - deferred portion (note 7)	13	(7)	(31)	17	(20)	2	(1)	(4)	2	(3)
Discontinued operations Taxation on items above (note 8)	-	(6)	-	(6)	-	-	(1)	-	(1)	-
Headline earnings (loss)	**(298)**	**(713)**	**(1,972)**	**(4,891)**	**(1,042)**	**44**	**(156)**	**(312)**	**(263)**	**(182)**
Cents per share [1]										
Headline earnings (loss)	(86)	(252)	(701)	(1,609)	(370)	13	(55)	(111)	(87)	(65)

[1] Calculated on the basic weighted average number of ordinary shares.

10. Shares

	Quarter ended			Nine months ended	
	Sep 2008 Unaudited	Jun 2008 Unaudited	Sep 2007 Unaudited	Sep 2008 Unaudited	Sep 2007 Unaudited
Authorised:					
Ordinary shares of 25 SA cents each	400,000,000	400,000,000	4,000,000	400,000,000	400,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid:					
Ordinary shares in issue	350,677,750	277,894,808	276,919,836	350,677,750	276,919,836
E ordinary shares in issue	4,002,887	4,042,865	4,077,860	4,002,887	4,077,860
Total ordinary shares:	354,680,637	281,937,673	280,997,696	354,680,637	280,997,696
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:					
Ordinary shares	342,692,446	277,825,711	276,853,218	299,550,334	276,698,228
E ordinary shares	4,018,901	4,064,751	4,093,133	4,068,636	4,131,425
Fully vested options	405,584	607,752	455,473	418,312	548,859
Weighted average number of shares	347,116,931	282,498,214	281,401,824	304,037,282	281,378,512
Dilutive potential of share options	786,816	-	-	-	-
Diluted number of ordinary shares [1]	347,903,747	282,498,214	281,401,824	304,037,282	281,378,512

[1] *The basic and diluted number of ordinary shares is the same for the June 2008 quarter, September 2007 quarter, period ended nine months September 2008 and period ended nine months September 2007 as the effects of shares for performance related options are anti-dilutive.*

Rounding of figures may result in computational discrepancies.

11. Share capital and premium

	As at				As at			
	Sep 2008	**Jun 2008**	**Dec 2007**	**Sep 2007**	**Sep 2008**	**Jun 2008**	**Dec 2007**	**Sep 2007**
		Restated	Restated	Restated		Restated	Restated	Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Balance at beginning of period	**23,322**	23,322	23,045	23,045	**3,425**	3,425	3,292	3,292
Ordinary shares issued	**14,140**	112	283	170	**1,725**	15	40	22
E ordinary shares cancelled	**(17)**	(10)	(6)	(14)	**(2)**	(1)	(1)	(1)
Translation	**-**	-	-	-	**(618)**	(448)	94	63
Sub-total	**37,445**	23,424	23,322	23,201	**4,530**	2,991	3,425	3,376
Redeemable preference shares held within the group	**(312)**	(312)	(312)	(312)	**(38)**	(40)	(46)	(45)
Ordinary shares held within the group	**(278)**	(282)	(292)	(285)	**(34)**	(36)	(43)	(41)
E ordinary shares held within group	**(330)**	(335)	(347)	(339)	**(40)**	(43)	(51)	(49)
Balance at end of period	**36,525**	22,495	22,371	22,265	**4,418**	2,872	3,285	3,241

12. Retained earnings and other reserves

	Retained earnings	Non-distribu-table reserves	Foreign currency transla-tion reserve	Actuarial (losses) gains	Other compre-hensive income	Total
SA Rand million						
Balance at December 2006	(214)	138	436	(45)	(1,503)	(1,188)
Deferred taxation thereon				1		1
Loss attributable to equity shareholders	(1,071)					(1,071)
Dividends	(919)					(919)
Transaction with minorities	(79)					(79)
Net loss on cash flow hedges removed from equity and reported in gold sales					900	900
Net loss on cash flow hedges					(655)	(655)
Deferred taxation on cash flow hedges					8	8
Loss on available-for-sale financial assets					(24)	(24)
Deferred taxation on available-for-sale financial assets					11	11
Share-based payment for share awards and BEE transaction					156	156
Translation			65	1	3	69
Balance at September 2007	(2,283)	138	501	(43)	(1,104)	(2,791)
Balance at December 2007	(5,524)	138	338	(108)	(1,011)	(6,167)
Actuarial loss recognised				(193)		(193)
Deferred taxation thereon				66		66
Loss attributable to equity shareholders	(4,236)					(4,236)
Dividends	(324)					(324)
Transfers to foreign currency translation reserve	(12)		12			-
Acquisition of minority interest	(853)					(853)
Net loss on cash flow hedges removed from equity and reported in gold sales					1,395	1,395
Net loss on cash flow hedges					(635)	(635)
Hedge effectiveness					(3)	(3)
Deferred taxation on cash flow hedges and hedge effectiveness					(196)	(196)
Loss on available-for-sale financial assets					(81)	(81)
Release on disposal of available-for-sale financial assets					(8)	(8)
Deferred taxation on availability-for-sale financial assets					23	23
Share-based payment for share awards and BEE transaction					161	161
Translation			4,599	2	(129)	4,472
Balance at September 2008	(10,949)	138	4,949	(233)	(484)	(6,579)

Rounding of figures may result in computational discrepancies.

12. Retained earnings and other reserves

US Dollar million	Retained earnings	Non-distribu-table reserves	Foreign currency transla tion reserve	Actuarial (losses) gains	Other compre-hensive income	Total
Balance at December 2006	(209)	20	241	(6)	(215)	(169)
Deferred taxation thereon				-		-
Loss attributable to equity shareholders	(186)					(186)
Dividends	(125)					(125)
Transactions with minorities	(12)					(12)
Net loss on cash flow hedges removed from equity and reported in gold sales					129	129
Net loss on cash flow hedges					(95)	(95)
Deferred taxation on cash flow hedges					(6)	(6)
Loss on available-for-sale-financial assets					(3)	(3)
Deferred taxation on available-for-sale financial assets					1	1
Share-based payment for share awards and BEE transaction					25	25
Translation		-	32	-	3	35
Balance at September 2007	(532)	20	273	(6)	(161)	(406)
Balance at December 2007	(1,020)	20	258	(16)	(148)	(906)
Actuarial loss recognised				(25)		(25)
Deferred taxation thereon				9		9
Loss attributable to equity shareholders	(179)					(179)
Dividends	(41)					(41)
Acquisition of minority interest	(111)					(111)
Transfers to foreign currency translation reserve	(1)		1			-
Net loss on cash flow hedges removed from equity and reported in gold sales					182	182
Net loss on cash flow hedges					(83)	(83)
Hedge effectiveness					-	-
Deferred taxation on cash flow hedges and hedge effectiveness					(24)	(24)
Loss on available-for-sale financial assets					(11)	(11)
Release on disposal of available-for-sale financial assets					(1)	(1)
Deferred taxation on available-for-sale financial assets					2	2
Share-based payment for share awards and BEE transaction					21	21
Translation		(3)	367	4	3	371
Balance at September 2008	(1,352)	17	626	(28)	(59)	(796)

13. Minority interests

	As at				As at			
	Sep 2008	Jun 2008 Restated	Dec 2007 Restated	Sep 2007 Restated	Sep 2008	Jun 2008 Restated	Dec 2007 Restated	Sep 2007 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Balance at beginning of period	**429**	429	436	436	**63**	63	62	62
Profit for the period	**268**	211	222	175	**35**	27	32	25
Dividends paid	**(131)**	(53)	(131)	(114)	**(17)**	(7)	(19)	(16)
Acquisition of minority interest [1]	**6**	-	(91)	(95)	**1**	-	(13)	(13)
Other balance sheet movements	**-**	-	-	4	**-**	-	-	-
Net loss on cash flow hedges removed from equity and reported in gold sales	**18**	12	14	10	**2**	2	2	1
Net gain (loss) on cash flow hedges	**13**	(5)	(12)	(7)	**2**	(1)	(2)	(1)
Translation	**52**	43	(9)	(8)	**(7)**	(3)	1	-
Balance at end of period	**655**	637	429	401	**79**	81	63	58

[1] With effect 1 September 2008, AngloGold Ashanti acquired a 70% interest in the Gansu Joint Venture and effective 1 September 2007, AngloGold Ashanti acquired the remaining 15% minorities of Iduapriem.

14. Derivatives

During the September 2008 quarter the hedge book delta was reduced by 750,000oz. Accelerated deliveries into contracts scheduled to mature in the fourth quarter and later amounted to 263,000oz. During the June 2008 quarter the hedge book delta was reduced by 2.71Moz.

15. Trade, other payables and deferred income

The amount of $1,588 million (R12,437 million) as at 30 June 2008 includes an accrual for the accelerated cancellation of non hedge derivative contracts amounting to $1,009 million (R7,902 million). These accruals were cash settled during the month of July 2008.

16. Exchange rates

	Sep 2008 Unaudited	Jun 2008 Unaudited	Dec 2007 Unaudited	Sep 2007 Unaudited
ZAR/USD average for the year to date	7.69	7.64	7.03	7.12
ZAR/USD average for the quarter	7.77	7.76	6.76	7.08
ZAR/USD closing	8.27	7.83	6.81	6.87
ZAR/AUD average for the year to date	7.02	7.08	5.89	5.85
ZAR/AUD average for the quarter	6.86	7.32	6.00	6.00
ZAR/AUD closing	6.66	7.54	5.98	6.04
BRL/USD average for the year to date	1.69	1.70	1.95	2.00
BRL/USD average for the quarter	1.67	1.65	1.78	1.92
BRL/USD closing	1.93	1.59	1.78	1.85
ARS/USD average for the year to date	3.11	3.14	3.12	3.11
ARS/USD average for the quarter	3.04	3.12	3.15	3.14
ARS/USD closing	3.12	3.03	3.15	3.15

17. Capital commitments

	Sep 2008 Unaudited	Jun 2008 Restated Unaudited	Dec 2007 Unaudited	Sep 2007 Unaudited	Sep 2008 Unaudited	Jun 2008 Restated Unaudited	Dec 2007 Unaudited	Sep 2007 Unaudited
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	2,292	2,709	2,968	4,406	277	346	436	641

[1] Includes capital commitments relating to equity accounted joint ventures.

Liquidity and capital resources:

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced.

18. Contingent liabilities

AngloGold Ashanti's material contingent liabilities at 30 September 2008 are detailed below:

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Deep groundwater pollution – South Africa – AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations. AGA is involved in Task Teams and other structures to find long term sustainable solutions for this risk, together with industry partners and government. There is too little foundation for the accurate estimate of a liability and thus no reliable estimate can be made for the obligation.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($12m). The suretyship agreements have a termination notice period of 90 days.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial – TARE). The MSG operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $40m Although MSG requested the TARE in early 2004, the TARE, which authorised the remittance of gold to the company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006.

In November 2006 the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $24m. The company believes both assessments are in violation of Federal legislation on sales taxes.

VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company's appeal against the assessment. The company is now discussing the case at the judicial sphere. The company's attributable share of the assessment is approximately $8m.

Tax Disputes – Brazil – Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR) and the reimbursable value added tax on fixed assets. The amount involved is approximately $22m.

19. **Concentration of risk**

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:

- Reimbursable value added tax due from the Malian government amount to an attributable $42m at 30 September 2008 (30 June 2008: attributable $52m). The last audited value added tax return was for the period ended 30 June 2008 and at the balance sheet date an attributable $31m was audited and $11m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

- Reimbursable fuel duties from the Malian government amounts to an attributable $7m at 30 September 2008 (30 June 2008: attributable $7m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. An attributable $5m is still subject to authorisation by the authorities. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.

The government of Mali is a shareholder in all the Malian entities. Management is in negotiations with the Government of Mali to agree a protocol for the repayment of the outstanding amounts. The amounts outstanding have been discounted to their present value at a rate of 6.5%.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government amounts to $16m at 30 September 2008 (30 June 2008: $15m). The last audited value added tax return was for the period ended 31 July 2008 and at the balance sheet date was $15m. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

- Reimbursable fuel duties from the Tanzanian government amounts to $42m at 30 September 2008 (30 June 2008: $41m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $14m have been audited and lodged with the Customs and Excise authorities, whilst claims for refund of $28m have not yet been lodged. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

20. Change in accounting policy

Effective 1 January 2008, the group changed its accounting policy for the accounting of jointly controlled entities. In terms of IAS 31 "Interests in Joint Ventures" the group previously proportionately consolidated jointly controlled entities. During the current year the group decided to change its accounting policy to account for these entities using the equity method, the alternative treatment permitted by IFRS. Management has concluded that the change in accounting policy will result in more reliable and relevant information and is in accordance with international trends in accounting. Comparative information in this report has been restated in order to reflect the adoption of the revised accounting policy for the accounting of jointly controlled entities.

21. Attributable interest

On 1 July 2008, shareholders of Golden Cycle Gold Corporation approved the acquisition by AngloGold Ashanti, in an all share transaction that resulted in Cripple Creek & Victor Gold Mining Company Limited being fully owned by the company. Prior to this, AngloGold Ashanti held a 66.7% interest in CC&V in which it was entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., was repaid.

22. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

23. Announcements

On 31 July 2008, AngloGold Ashanti announced it had entered into a letter agreement with Eldorado Gold Corporation ("Eldorado") to acquire 100% of Eldorado's wholly owned subsidiary, São Bento Gold Limited ("SBG"), which company in turn wholly owns São Bento Mineração S.A. ("SBMSA") for a consideration of $70m to be settled by the issue of AngloGold Ashanti shares to Eldorado ("the Transaction").

SBMSA holds the São Bento Mine ("São Bento"), a Brazilian gold operation located in the immediate vicinity of AngloGold Ashanti's proposed Córrego do SÍtio Mine ("Córrego do SÍtio"). Córrego do SÍtio is part of AngloGold Ashanti Mineracão Ltda and is located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas Gerais State, Brazil. São Bento started its operations in 1986 and operated until January 2007, at which time São Bento's process plant and facilities were placed on care and maintenance.

The Transaction is subject to the execution and delivery of all definitive agreements necessary to implement the Transaction and the receipt of all necessary regulatory, ministerial and other government approvals in South Africa and Brazil including the approval of the South African Reserve Bank and the SDE-CADE antitrust approval in Brazil.

On 17 October 2008 AngloGold Ashanti announced that it has been notified of an unsolicited below-market "mini-tender offer" by TRC Capital Corporation of Toronto, Canada to purchase up to 4,000,000 American depositary shares ("ADSs") of AngloGold Ashanti Limited (each of which represents one ordinary share). AngloGold Ashanti recommended against ADS holders tendering their ADSs in response to this unsolicited mini-tender offer and cautioned shareholders that TRC Capital had made a multitude of below-market mini-tender offers for the shares of other companies for its profit.

24. Dividend

Interim dividend No. 104 of 50 South African cents or 3.4137 UK pence or 67.4 cedis per share was paid to registered shareholders on 29 August 2008, while a dividend of 1.459 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 1 September 2008, a dividend of 0.0674 cedis per Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 8 September 2008 at a rate of 6.449 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.

In addition, directors declared Dividend No. E4 of 25 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends were paid on 29 August 2008.

By order of the Board

R P EDEY
Chairman

M CUTIFANI
Chief Executive Officer

29 October 2008

Segmental reporting

for the quarter and nine months ended 30 September 2008

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007
		Restated	Restated		Restated		Restated	Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income										
South Africa	**2,986**	3,124	2,805	8,561	7,552	**388**	402	397	1,113	1,060
Argentina	**241**	29	273	586	790	**31**	4	38	76	111
Australia	**582**	92	715	1,401	1,752	**75**	14	101	186	246
Brazil	**719**	270	546	1,746	1,506	**93**	36	78	230	211
Ghana	**937**	1,241	648	3,014	1,765	**119**	159	92	388	248
Guinea	**601**	768	307	2,042	991	**77**	99	43	265	139
Namibia	**85**	17	87	186	268	**11**	2	12	25	38
Tanzania	**397**	1,426	347	2,269	696	**52**	181	49	291	98
USA	**303**	782	185	1,453	533	**39**	100	26	187	75
	6,851	7,749	5,913	21,258	15,853	**885**	997	836	2,761	2,226
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts										
South Africa	**536**	(3,045)	802	(1,496)	2,343	**71**	(381)	113	(181)	328
Argentina	**(129)**	(210)	77	(277)	279	**(16)**	(27)	11	(35)	39
Australia	**(77)**	(659)	288	(568)	732	**(10)**	(83)	41	(70)	103
Brazil	**239**	(482)	232	57	710	**31**	(60)	33	11	100
Ghana	**(181)**	(832)	26	(923)	175	**(23)**	(105)	4	(116)	25
Guinea	**79**	(203)	1	81	57	**10**	(25)	-	13	8
Mali	**65**	(696)	150	(435)	480	**9**	(87)	21	(53)	67
Namibia	**9**	(66)	16	(35)	71	**1**	(8)	2	(4)	10
Tanzania	**(350)**	(526)	94	(975)	162	**(44)**	(66)	13	(123)	23
USA	**92**	(300)	109	(41)	327	**12**	(37)	15	(3)	46
Other	**(34)**	110	(34)	47	(55)	**(4)**	14	(4)	6	(9)
Sub-total	**249**	(6,909)	1,761	(4,565)	5,281	**37**	(866)	249	(555)	740
Less equity accounted joint ventures	**(65)**	627	(104)	378	(434)	**(9)**	79	(15)	46	(60)
	184	(6,282)	1,657	(4,187)	4,847	**28**	(787)	234	(509)	680
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives										
South Africa	**536**	1,091	802	2,639	2,343	**71**	140	113	341	328
Argentina	**(129)**	(54)	77	(121)	279	**(16)**	(7)	11	(16)	39
Australia	**(77)**	78	288	168	732	**(10)**	10	41	23	103
Brazil	**239**	299	232	838	710	**31**	39	33	110	100
Ghana	**(181)**	(6)	26	(97)	175	**(23)**	(1)	4	(12)	25
Guinea	**79**	176	1	460	57	**10**	23	-	61	8
Mali	**65**	174	150	435	480	**9**	22	21	57	67
Namibia	**9**	1	16	32	71	**1**	-	2	4	10
Tanzania	**(350)**	(36)	94	(484)	162	**(44)**	(4)	13	(61)	23
USA	**92**	146	109	405	327	**12**	19	15	53	46
Other	**(34)**	(16)	(34)	(78)	(55)	**(4)**	(2)	(4)	(11)	(9)
Sub-total	**249**	1,853	1,761	4,197	5,281	**37**	239	249	549	740
Less equity accounted joint ventures	**(65)**	(117)	(104)	(366)	(434)	**(9)**	(15)	(15)	(48)	(60)
	184	1,736	1,657	3,831	4,847	**28**	224	234	501	680

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

Gold production [1]

	Quarter ended Sep 2008 Unaudited (kg)	Jun 2008 Unaudited	Sep 2007 Unaudited	Nine months ended Sep 2008 Unaudited	Sep 2007 Unaudited	Quarter ended Sep 2008 Unaudited (oz 000)	Jun 2008 Unaudited	Sep 2007 Unaudited	Nine months ended Sep 2008 Unaudited	Sep 2007 Unaudited
South Africa	16,733	16,867	19,218	49,099	54,926	538	542	618	1,579	1,766
Argentina	1,350	842	1,569	3,047	4,741	43	27	50	98	152
Australia	3,590	3,529	4,766	10,826	14,002	115	114	153	348	450
Brazil	3,207	3,224	3,401	9,323	9,209	103	104	109	300	296
Ghana	4,428	3,888	4,217	12,505	12,390	142	125	136	402	398
Guinea	2,235	2,682	1,886	7,818	6,148	72	86	61	251	198
Mali	3,003	3,291	3,649	9,218	10,167	97	106	117	296	327
Namibia	540	503	638	1,512	1,872	17	16	21	49	60
Tanzania	2,296	2,309	3,401	6,589	8,366	74	74	109	212	269
USA	1,955	1,849	1,866	5,594	5,988	63	59	60	180	193
	39,336	38,984	44,611	115,530	127,809	1,265	1,253	1,434	3,714	4,109

Capital expenditure [1]

	Quarter ended Sep 2008 Unaudited (SA Rand million)	Jun 2008 Unaudited	Sep 2007 Unaudited	Nine months ended Sep 2008 Unaudited	Sep 2007 Unaudited	Quarter ended Sep 2008 Unaudited (US Dollar million)	Jun 2008 Unaudited	Sep 2007 Unaudited	Nine months ended Sep 2008 Unaudited	Sep 2007 Unaudited
South Africa	786	654	642	1,964	1,655	101	84	91	256	232
Argentina	28	31	37	96	91	4	4	5	12	13
Australia	936	824	439	2,564	1,324	121	106	62	334	186
Brazil	238	230	258	646	791	31	30	37	84	111
Ghana	383	259	152	837	575	49	33	22	109	81
Guinea	51	49	56	144	108	7	6	8	19	15
Mali	8	10	10	31	35	1	1	1	4	5
Namibia	18	32	10	65	19	2	4	1	8	3
Tanzania	103	200	50	328	108	13	26	7	43	15
USA	45	50	54	185	128	6	6	8	24	18
Other	27	18	25	51	295	3	4	3	6	41
	2,623	2,357	1,733	6,911	5,129	338	304	245	899	720

Total assets

	As at Sep 2008 Unaudited (SA Rand million)	As at Jun 2008 Restated Unaudited	As at Dec 2007 Restated Unaudited	As at Sep 2007 Restated Unaudited	As at Sep 2008 Unaudited (US Dollar million)	As at Jun 2008 Restated Unaudited	As at Dec 2007 Restated Unaudited	As at Sep 2007 Restated Unaudited
South Africa	17,071	17,488	15,616	15,590	2,065	2,233	2,293	2,269
Argentina	1,923	1,744	1,659	1,647	233	223	244	240
Australia	11,982	12,632	8,705	8,238	1,449	1,613	1,278	1,199
Brazil	5,941	6,271	4,826	4,568	719	801	709	665
Ghana	16,582	15,550	13,301	13,031	2,006	1,985	1,953	1,897
Guinea	2,668	2,570	2,127	2,005	323	328	312	292
Mali [2]	2,173	2,051	1,728	1,706	263	262	254	248
Namibia	617	599	536	513	75	76	79	75
Tanzania	12,112	11,643	9,654	9,633	1,465	1,486	1,418	1,402
USA	4,592	4,351	3,608	3,593	555	555	530	523
Other	5,704	4,637	4,353	4,843	688	591	638	704
	81,365	79,536	66,113	65,367	9,842	10,153	9,708	9,514

[1] Gold production and capital expenditure includes equity accounted joint ventures.

[2] Investment held in equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007
		Restated	Restated		Restated		Restated	Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Headline earnings (loss) (note 9)	(298)	(713)	(1,972)	(4,891)	(1,042)	44	(156)	(312)	(263)	(182)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	(667)	(7,713)	2,723	(2,939)	3,535	(158)	(904)	419	(713)	533
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 7)	9	1,543	(240)	966	(344)	(4)	194	(35)	118	(50)
Associate's and equity accounted joint ventures share of (gain) loss on unrealised non-hedge derivatives and other commodity contracts in associates	-	17	(83)	30	(84)	-	2	(12)	4	(12)
Associate's and equity accounted joint ventures share of deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	1	7	(2)	7	-	-	1	-	1
Fair value adjustment on option component of convertible bond	-	(12)	140	(183)	(218)	-	(2)	20	(24)	(30)
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1]	(956)	(6,876)	575	(7,019)	1,855	(119)	(866)	81	(880)	260
Cents per share [2]										
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1]	(275)	(2,434)	204	(2,309)	659	(34)	(307)	29	(289)	92

[1] (Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:

- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Headline (loss) earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:

- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
- Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
- In addition, during the June 2008 quarter the hedge book was reduced and contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. The combined impact on earnings after taxation amounted to $996m;
- The unrealised fair value change on the option component of the convertible bond; and
- The unrealised fair value change on the onerous uranium contracts.

[2] Calculated on the basic weighted average number of ordinary shares.

B Gross profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007
		Restated	Restated		Restated		Restated	Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross profit (loss) to gross profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts:										
Gross profit (loss)	851	1,431	(1,066)	(1,248)	1,312	186	117	(185)	204	147
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	(667)	(7,713)	2,723	(2,939)	3,535	(158)	(904)	419	(713)	533
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts	184	(6,282)	1,657	(4,187)	4,847	28	(787)	234	(509)	680
Realised loss on other commodity contracts (note 4)	-	253	-	253	-	-	32	-	32	-
Loss on accelerated settlement of non-hedge derivatives (note 4)	-	7,765	-	7,765	-	-	979	-	979	-
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives	184	1,736	1,657	3,831	4,847	28	224	234	501	680

Rounding of figures may result in computational discrepancies.

	Quarter ended Sep 2008	Jun 2008	Sep 2007	Nine months ended Sep 2008	Sep 2007	Quarter ended Sep 2008	Jun 2008	Sep 2007	Nine months ended Sep 2008	Sep 2007
		Restated	Restated		Restated		Restated	Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million / Metric					US Dollar million / Imperial				
C Price received										
Gold income (note 2)	**6,851**	7,749	5,913	21,258	15,853	**885**	997	836	2,761	2,226
Adjusted for minority interests	**(256)**	(339)	(213)	(769)	(676)	**(33)**	(43)	(30)	(100)	(95)
	6,595	7,410	5,700	20,489	15,177	**852**	954	806	2,661	2,131
(Loss) gain on realised non-hedge derivatives (note 4)	**(519)**	(1,119)	302	(1,797)	1,292	**(66)**	(142)	43	(230)	181
Loss on accelerated settlement of non-hedge derivatives (note 4)	**-**	(7,765)	-	(7,765)	-	**-**	(979)	-	(979)	-
Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives	**473**	(241)	469	820	1,415	**61**	(29)	66	111	199
Attributable gold income including realised non-hedge derivatives	**6,550**	(1,715)	6,472	11,747	17,884	**847**	(196)	914	1,563	2,510
Attributable gold sold - kg / - oz (000)	**40,902**	38,704	45,768	116,704	127,987	**1,315**	1,244	1,471	3,752	4,115
Revenue price per unit - R/kg / - $/oz	**160,127**	(44,303)	141,400	100,660	139,732	**644**	(157)	621	416	610
Attributable gold income including realised non-hedge derivatives as above	**6,550**	(1,715)	6,472	11,747	17,884	**847**	(196)	914	1,563	2,510
Loss on accelerated settlement of non-hedge derivatives (note 4)	**-**	7,765	-	7,765	-	**-**	979	-	979	-
Associate's and equity accounted joint ventures share of loss on accelerated settlement of non-hedge derivatives	**-**	870	-	869	-	**-**	110	-	110	-
Attributable gold income including realised non-hedge derivatives normalised for accelerated settlement of non-hedge derivatives	**6,550**	6,920	6,472	20,382	17,884	**847**	893	914	2,651	2,510
Attributable gold sold - kg / - oz (000)	**40,902**	38,704	45,768	116,704	127,987	**1,315**	1,244	1,471	3,752	4,115
Revenue price per unit normalised for accelerated settlement of non-hedge derivatives - R/kg / - $/oz	**160,127**	178,796	141,400	174,646	139,732	**644**	717	621	707	610
D Total costs										
Total cash costs (note 3)	**4,668**	4,006	3,395	12,343	9,420	**601**	517	480	1,604	1,323
Adjusted for minority interests and non-gold producing companies	**(240)**	(206)	(113)	(538)	(293)	**(31)**	(26)	(16)	(70)	(41)
Associate's and equity accounted joint ventures share of total cash costs	**349**	418	340	1,081	852	**45**	54	48	141	120
Total cash costs adjusted for minority interests and non-gold producing companies	**4,777**	4,218	3,622	12,886	9,978	**615**	544	512	1,675	1,402
Retrenchment costs (note 3)	**14**	15	27	56	44	**2**	2	4	7	6
Rehabilitation and other non-cash costs (note 3)	**102**	16	85	221	120	**13**	2	12	28	17
Amortisation of tangible assets (note 3)	**1,111**	1,102	1,040	3,233	2,917	**143**	142	147	420	410
Amortisation of intangible assets (note 3)	**4**	4	3	11	10	**-**	-	-	1	1
Adjusted for minority interests and non-gold producing companies	**(63)**	(52)	(35)	(151)	(103)	**(8)**	(7)	(5)	(20)	(14)
Associate's and equity accounted joint ventures share of production costs	**72**	81	43	216	127	**9**	11	6	29	17
Total production costs adjusted for minority interests and non-gold producing companies	**6,016**	5,384	4,784	16,473	13,093	**774**	694	676	2,140	1,839
Gold produced - kg / - oz (000)	**39,336**	38,984	44,611	115,530	127,809	**1,265**	1,253	1,434	3,714	4,109
Total cash cost per unit - R/kg / -$/oz	**121,440**	108,195	81,186	111,540	78,074	**486**	434	357	451	341
Total production cost per unit - R/kg / -$/oz	**152,945**	138,115	107,239	142,586	102,443	**612**	554	471	576	448
E EBITDA										
Operating profit (loss)	**415**	1,111	(1,578)	(2,400)	(45)	**130**	77	(258)	55	(44)
Amortisation of tangible assets (note 3)	**1,111**	1,102	1,040	3,233	2,917	**143**	142	147	420	410
Amortisation of intangible assets (note 3)	**4**	4	3	11	10	**-**	-	-	1	1
Impairment of tangible assets (note 6)	**3**	1	-	7	1	**-**	-	-	1	-
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	**(667)**	(7,713)	2,723	(2,939)	3,535	**(158)**	(904)	419	(713)	533
Loss on realised other commodity contracts (note 4)	**-**	253	-	253	-	**-**	32	-	32	-
Loss on accelerated settlement of non-hedge derivatives (note 4)	**-**	7,765	-	7,765	-	**-**	979	-	979	-
Share of associates' EBITDA	**97**	202	142	542	550	**13**	26	20	71	77
Discontinued operations EBITDA (note 8)	**(4)**	(12)	(5)	(21)	(11)	**(1)**	(2)	(1)	(3)	(1)
Profit on disposal and abandonment of assets (note 6)	**(101)**	(272)	(48)	(457)	(134)	**(14)**	(35)	(7)	(60)	(19)
Loss (profit) on disposal of investment in associate (note 6)	**12**	(29)	-	(18)	-	**2**	(4)	-	(2)	-
	869	2,411	2,278	5,976	6,824	**116**	311	322	782	957

Rounding of figures may result in computational discrepancies.

		Quarter ended			Nine months ended		Quarter ended			Nine months ended	
		Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007	Sep 2008	Jun 2008	Sep 2007	Sep 2008	Sep 2007
			Restated	Restated		Restated		Restated	Restated		Restated
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million					US Dollar million				
F	**Interest cover**										
	EBITDA (note E)	**869**	2,411	2,278	5,976	6,824	**116**	311	322	782	957
	Finance costs	**235**	213	214	701	618	**30**	28	30	91	87
	Capitalised finance costs	**79**	64	19	188	42	**10**	8	3	24	6
		314	277	233	889	661	**40**	37	33	116	93
	Interest cover - times	**3**	9	10	7	10	**3**	8	10	7	10
G	**Free cash flow**										
	Net cash (outflow) inflow from operating activities	**(7,108)**	(215)	1,988	(5,804)	(4,904)	**(933)**	(20)	284	(784)	690
	Stay-in-business capital expenditure	**(1,173)**	(1,118)	(863)	(3,135)	(2,525)	**(151)**	(145)	(122)	(408)	(355)
		(8,281)	(1,333)	1,125	(8,939)	(7,429)	**(1,084)**	(165)	162	(1,192)	335

		As at Sep 2008	As at Jun 2008	As at Dec 2007	As at Sep 2007	As at Sep 2008	As at Jun 2008	As at Dec 2007	As at Sep 2007
			Restated	Restated	Restated		Restated	Restated	Restated
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million				US Dollar million			
H	**Net asset value - cents per share**								
	Total equity	**30,601**	17,200	16,633	19,874	**3,702**	2,196	2,442	2,893
	Number of ordinary shares in issue - million (note 10)	**355**	282	282	281	**355**	282	282	281
	Net asset value - cents per share	**8,628**	6,101	5,907	7,073	**1,044**	779	867	1,030
	Total equity	**30,601**	17,200	16,633	19,874	**3,702**	2,196	2,442	2,893
	Intangible assets	**(3,287)**	(3,491)	(2,859)	(2,891)	**(398)**	(446)	(420)	(421)
		27,314	13,709	13,774	16,983	**3,304**	1,750	2,022	2,472
	Number of ordinary shares in issue - million (note 10)	**355**	282	282	281	**355**	282	282	281
	Net tangible asset value - cents per share	**7,701**	4,862	4,891	6,044	**932**	621	718	880
I	**Net debt**								
	Borrowings - long-term portion	**6,865**	7,361	10,416	7,362	**830**	940	1,529	1,071
	Borrowings - short-term portion	**8,581**	10,093	2,173	4,160	**1,038**	1,288	319	606
	Total borrowings	**15,446**	17,454	12,589	11,522	**1,868**	2,228	1,848	1,677
	Cash and cash equivalents	**(4,585)**	(3,661)	(3,246)	(3,287)	**(555)**	(467)	(477)	(478)
	Net debt	**10,861**	13,793	9,343	8,235	**1,313**	1,761	1,371	1,199

Rounding of figures may result in computational discrepancies.

Development

for the quarter ended 30 September 2008

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced	Sampled					
	metres	Sampled	Ave. channel	gold		uranium	
	(total)	metres	width (cm)	Ave. g/t	Ave. cm.g/t	Ave. kg/t	Ave. cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	901	78	170.1	18.01	3,064	0.48	81.74
Kopanang Mine							
Vaal reef	6,535	568	15.1	130.73	1,974	9.36	122.61
Tau Lekoa Mine							
Ventersdorp Contact reef	1,934	158	106.1	10.90	1,156	-	-
Moab Khotsong Mine							
Vaal reef	5,012	360	124.0	22.44	2,782	1.29	162.22
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	121	-	-	-	-	-	-
Carbon Leader reef	2,183	54	18.2	101.54	1,848	1.44	26.12
Savuka Mine							
Carbon Leader reef	833	92	95.0	34.09	3,239	-	-
Mponeng Mine							
Ventersdorp Contact reef	4,385	920	59.7	33.35	1,991	-	-
AUSTRALIA							
Sunrise Dam	856	856	-	3.04	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	1,170	333	343.3	8.48	-	-	-
Córrego do Sitio	343	95	-	6.07	-	-	-
Lamego	1,031	113	60.0	2.70	-	-	-
Serra Grande							
Mina III	1,319	70	100.0	8.52	-	-	-
Mina Nova	136	-	-	-	-	-	-
GHANA							
Obuasi	5,792	2,109	460 *	7.37	3,390	-	-

Statistics are shown in imperial units	Advanced	Sampled					
	feet	Sampled	Ave. channel	gold		uranium	
	(total)	feet	width (inches)	Ave. oz/t	Ave. ft.oz/t	Ave. lb/t	Ave. ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	2,955	256	67.0	0.53	2.93	0.96	5.36
Kopanang Mine							
Vaal reef	21,441	1,864	5.9	3.81	1.89	18.72	9.27
Tau Lekoa Mine							
Ventersdorp Contact reef	6,345	518	41.8	0.32	1.11	-	-
Moab Khotsong Mine							
Vaal reef	16,444	1,181	48.8	0.65	2.66	2.58	10.50
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	397	-	-	-	-	-	-
Carbon Leader reef	7,160	177	7.2	2.96	1.77	2.88	1.72
Savuka Mine							
Carbon Leader reef	2,733	302	37.4	0.99	3.10	-	-
Mponeng Mine							
Ventersdorp Contact reef	14,386	3,018	23.5	0.97	1.91	-	-
AUSTRALIA							
Sunrise Dam	2,808	2,808	-	0.09	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	3,838	1,094	135.2	0.25	-	-	-
Córrego do Sitio	1,127	312	-	0.18	-	-	-
Lamego	3,382	369	23.6	0.08	-	-	-
Serra Grande							
Mina III	4,327	230	39.4	0.25	-	-	-
Mina Nova	448	-	-	-	-	-	-
GHANA							
Obuasi	19,004	6,921	181.1 *	0.21	3.24	-	-

* Average ore body width.

Key operating results

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA	**786**	**654**	**642**	**1,964**	**101**	**84**	**91**	**256**
Vaal River								
Great Noligwa	61	58	56	159	8	7	8	21
Kopanang	96	96	86	275	12	12	12	36
Moab Khotsong	224	164	179	530	29	21	25	69
Tau Lekoa	41	41	25	107	5	5	4	14
Surface Operations	3	2	3	5	-	-	-	1
West Wits								
Mponeng	209	150	163	479	27	19	23	62
Savuka	20	24	17	64	3	3	2	8
TauTona	134	120	114	345	17	15	16	45
ARGENTINA	**28**	**31**	**37**	**96**	**4**	**4**	**5**	**12**
Cerro Vanguardia - Attributable 92.50%	26	28	34	89	3	4	5	12
Minorities and exploration	2	3	3	7	1	-	-	-
AUSTRALIA	**936**	**824**	**439**	**2,564**	**121**	**106**	**62**	**334**
Sunrise Dam	33	49	53	113	4	6	8	15
Boddington	904	774	383	2,450	116	100	54	319
Exploration	(1)	1	3	1	1	-	-	-
BRAZIL	**238**	**230**	**258**	**646**	**31**	**30**	**37**	**84**
AngloGold Ashanti Brasil Mineração	148	166	210	436	19	21	30	57
Serra Grande - Attributable 50%	44	31	23	102	6	4	3	13
Minorities, exploration and other	46	33	25	108	6	5	4	14
GHANA	**383**	**259**	**152**	**837**	**49**	**33**	**22**	**109**
Iduapriem [1]	136	104	21	297	18	13	3	39
Obuasi	247	155	130	539	32	20	18	70
Minorities and exploration	-	-	1	1	(1)	-	1	-
GUINEA	**51**	**49**	**56**	**144**	**7**	**6**	**8**	**19**
Siguiri - Attributable 85%	44	41	48	122	6	5	7	16
Minorities and exploration	7	8	8	22	1	1	1	3
MALI	**8**	**10**	**10**	**31**	**1**	**1**	**1**	**4**
Morila - Attributable 40%	1	2	-	5	-	-	-	1
Sadiola - Attributable 38%	4	3	7	13	-	-	1	2
Yatela - Attributable 40%	3	5	3	12	-	1	-	2
NAMIBIA	**18**	**32**	**10**	**65**	**2**	**4**	**1**	**8**
Navachab	18	32	10	65	2	4	1	8
TANZANIA	**103**	**200**	**50**	**328**	**13**	**26**	**7**	**43**
Geita	103	200	50	328	13	26	7	43
USA	**45**	**50**	**54**	**185**	**6**	**6**	**8**	**24**
Cripple Creek & Victor	45	50	54	184	6	6	8	24
OTHER	**27**	**18**	**25**	**51**	**3**	**4**	**3**	**6**
ANGLOGOLD ASHANTI	**2,623**	**2,357**	**1,733**	**6,911**	**338**	**304**	**245**	**899**

[1] Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA					**16,733**	**16,867**	**19,218**	**49,099**
Vaal River								
Great Noligwa	6.42	7.60	7.23	7.61	1,976	2,997	3,684	8,299
Kopanang	6.44	7.10	8.11	6.83	2,627	2,997	3,639	8,417
Moab Khotsong	9.37	9.05	7.50	9.47	2,127	881	523	3,771
Tau Lekoa	3.50	3.33	3.71	3.59	1,173	1,073	1,342	3,339
Surface Operations	0.36	0.30	0.47	0.34	773	573	931	2,016
West Wits								
Mponeng	10.16	10.50	9.51	10.21	5,113	4,974	4,824	14,180
Savuka	5.80	6.36	6.29	6.05	481	563	620	1,491
TauTona [1]	8.34	9.18	9.93	8.75	2,464	2,811	3,654	7,585
ARGENTINA					**1,350**	**842**	**1,569**	**3,047**
Cerro Vanguardia - Attributable 92.50%	6.25	4.06	6.79	4.71	1,350	842	1,569	3,047
AUSTRALIA					**3,590**	**3,529**	**4,766**	**10,826**
Sunrise Dam [3]	3.72	3.75	5.15	3.85	3,590	3,529	4,766	10,826
BRAZIL					**3,207**	**3,224**	**3,401**	**9,323**
AngloGold Ashanti Brasil Mineração [1]	8.28	7.72	7.53	7.56	2,583	2,530	2,698	7,364
Serra Grande [1] - Attributable 50%	7.64	7.47	7.67	7.42	624	693	704	1,958
GHANA					**4,428**	**3,888**	**4,217**	**12,505**
Iduapriem [2]	1.79	1.61	1.86	1.73	1,566	1,423	1,610	4,460
Obuasi [1]	4.45	4.15	4.41	4.27	2,862	2,465	2,607	8,045
GUINEA					**2,235**	**2,682**	**1,886**	**7,818**
Siguiri [3] - Attributable 85%	1.06	1.35	0.94	1.24	2,235	2,682	1,886	7,818
MALI					**3,003**	**3,291**	**3,649**	**9,218**
Morila - Attributable 40%	2.67	3.25	3.94	3.01	1,170	1,415	1,624	3,841
Sadiola - Attributable 38%	3.37	3.55	2.92	3.37	1,281	1,411	1,089	3,827
Yatela [4] - Attributable 40%	2.36	3.48	2.66	2.68	552	465	936	1,549
NAMIBIA					**540**	**503**	**638**	**1,512**
Navachab	1.43	1.46	1.64	1.40	540	503	638	1,512
TANZANIA					**2,296**	**2,309**	**3,401**	**6,589**
Geita	2.12	2.24	2.54	1.99	2,296	2,309	3,401	6,589
USA					**1,955**	**1,849**	**1,866**	**5,594**
Cripple Creek & Victor [4]	0.48	0.46	0.52	0.49	1,955	1,849	1,866	5,594
ANGLOGOLD ASHANTI					**39,336**	**38,984**	**44,611**	**115,530**
Underground Operations	6.84	7.08	7.11	6.95	21,737	21,444	24,066	63,346
Surface and Dump Reclamation	0.40	0.38	0.48	0.42	1,229	1,100	1,429	3,647
Open-pit Operations	2.15	2.25	2.49	2.16	13,573	13,879	16,064	40,691
Heap Leach Operations [5]	0.56	0.64	0.66	0.62	2,797	2,561	3,052	7,846
					39,336	**38,984**	**44,611**	**115,530**

[1] The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.

[2] Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

[3] The yield of Sunrise Dam and Siguiri represents open-pit operations.

[4] The yield of Yatela and the Cripple Creek reflects gold placed/tonnes placed.

[5] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**209**	**210**	**237**	**204**	**17,921**	**16,661**	**20,020**	**49,218**
Vaal River								
Great Noligwa	120	152	180	148	2,169	2,994	3,828	8,314
Kopanang	177	201	239	188	2,800	2,991	3,756	8,430
Moab Khotsong	232	161	123	191	2,178	887	536	3,774
Tau Lekoa	132	125	156	128	1,248	1,070	1,389	3,343
Surface Operations	1,054	847	1,421	973	807	567	964	2,020
West Wits								
Mponeng	327	310	307	299	5,511	4,858	5,060	14,224
Savuka	143	174	188	154	520	555	650	1,497
TauTona	223	242	283	216	2,687	2,739	3,836	7,616
ARGENTINA	**603**	**390**	**781**	**472**	**1,325**	**858**	**1,597**	**3,641**
Cerro Vanguardia - Attributable 92.50%	603	390	781	472	1,325	858	1,597	3,641
AUSTRALIA	**2,959**	**2,983**	**3,968**	**2,939**	**3,440**	**3,698**	**5,036**	**10,721**
Sunrise Dam	2,959	2,983	4,356	2,939	3,440	3,698	5,036	10,721
BRAZIL	**593**	**600**	**656**	**577**	**3,543**	**3,189**	**3,370**	**9,785**
AngloGold Ashanti Brasil Mineração	575	571	625	550	2,817	2,519	2,656	7,768
Serra Grande - Attributable 50%	680	738	807	706	726	670	714	2,017
GHANA	**267**	**234**	**242**	**250**	**4,433**	**3,923**	**4,517**	**12,484**
Iduapriem [1]	604	550	686	574	1,583	1,471	1,576	4,513
Obuasi	204	175	173	190	2,850	2,452	2,941	7,971
GUINEA	**520**	**659**	**451**	**621**	**2,422**	**2,482**	**1,883**	**7,790**
Siguiri - Attributable 85%	520	659	451	621	2,422	2,482	1,883	7,790
MALI	**785**	**852**	**965**	**796**	**2,918**	**3,412**	**3,319**	**9,538**
Morila - Attributable 40%	757	899	1,084	827	1,183	1,542	1,432	4,008
Sadiola - Attributable 38%	894	988	763	877	1,210	1,412	991	3,960
Yatela - Attributable 40%	651	540	1,091	604	524	458	896	1,570
NAMIBIA	**370**	**365**	**446**	**366**	**518**	**506**	**621**	**1,485**
Navachab	370	365	446	366	518	506	621	1,485
TANZANIA	**362**	**386**	**555**	**355**	**2,457**	**2,133**	**3,384**	**6,450**
Geita	362	386	555	355	2,457	2,133	3,384	6,450
USA	**1,825**	**1,746**	**1,796**	**1,774**	**1,925**	**1,842**	**2,022**	**5,592**
Cripple Creek & Victor	1,825	1,746	1,796	1,774	1,925	1,842	2,022	5,592
ANGLOGOLD ASHANTI	**321**	**320**	**361**	**314**	**40,902**	**38,704**	**45,768**	**116,704**

[1] Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA	**102,682**	**87,459**	**77,247**	**92,991**	**131,412**	**116,881**	**101,922**	**121,654**
Vaal River								
Great Noligwa	149,915	107,178	90,339	113,196	177,388	130,865	115,763	137,008
Kopanang	104,669	78,460	69,335	88,986	141,600	113,927	87,041	127,285
Moab Khotsong	78,689	127,206	156,931	102,819	168,658	185,103	235,687	173,271
Tau Lekoa	141,990	138,069	109,485	136,339	173,421	165,364	141,342	165,952
Surface Operations	127,742	136,341	72,369	116,098	135,813	144,314	79,119	124,301
West Wits								
Mponeng	72,238	56,689	57,704	63,573	92,238	76,840	78,646	84,150
Savuka	150,256	109,769	92,349	116,389	123,005	152,790	117,212	134,356
TauTona	110,722	84,434	72,802	95,618	113,079	123,478	102,743	120,357
ARGENTINA	**169,690**	**218,871**	**67,033**	**173,259**	**232,406**	**245,335**	**105,906**	**217,927**
Cerro Vanguardia - Attributable 92.50%	165,701	217,167	66,360	170,551	228,302	243,507	105,073	215,090
AUSTRALIA	**158,442**	**143,311**	**64,819**	**139,286**	**186,275**	**170,135**	**85,166**	**165,743**
Sunrise Dam	154,552	137,877	63,541	134,265	181,766	164,025	83,003	160,096
BRAZIL	**88,553**	**85,205**	**56,533**	**85,336**	**121,179**	**112,820**	**90,051**	**116,580**
AngloGold Ashanti Brasil Mineração	82,664	80,564	50,088	80,089	116,237	109,484	86,085	112,980
Serra Grande - Attributable 50%	80,959	76,679	61,086	75,916	109,668	99,533	85,103	100,964
GHANA	**154,931**	**135,916**	**103,333**	**135,557**	**194,219**	**175,637**	**138,595**	**177,358**
Iduapriem	140,977	123,016	81,680	124,901	162,809	143,725	100,731	147,886
Obuasi	169,796	152,565	116,705	149,862	219,100	203,889	161,978	202,808
GUINEA	**131,846**	**108,248**	**117,785**	**114,004**	**148,498**	**124,373**	**144,592**	**132,899**
Siguiri - Attributable 85%	131,846	108,248	117,785	114,004	148,498	124,373	144,592	132,899
MALI	**116,005**	**107,573**	**78,738**	**108,207**	**139,935**	**132,325**	**90,504**	**131,777**
Morila - Attributable 40%	115,396	106,319	69,420	106,781	134,074	125,377	85,814	125,551
Sadiola - Attributable 38%	99,175	101,844	91,138	99,828	134,129	137,998	98,965	134,094
Yatela - Attributable 40%	157,676	142,633	87,055	142,140	166,776	149,633	95,212	150,805
NAMIBIA	**134,832**	**149,421**	**97,908**	**134,525**	**145,989**	**161,796**	**114,364**	**150,243**
Navachab	134,832	149,421	97,908	134,525	145,989	161,796	114,364	150,243
TANZANIA	**174,455**	**157,611**	**91,263**	**168,611**	**225,670**	**207,991**	**117,895**	**221,583**
Geita	174,455	157,611	91,263	168,611	225,670	207,991	117,895	221,583
USA	**83,685**	**82,660**	**72,627**	**80,444**	**109,703**	**108,130**	**97,560**	**106,103**
Cripple Creek & Victor	80,496	75,058	70,059	74,992	106,494	100,506	94,979	100,629
ANGLOGOLD ASHANTI	**121,440**	**108,195**	**81,186**	**111,540**	**152,945**	**138,115**	**107,239**	**142,586**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
	Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - Rm				Adjusted gross profit (loss) normalised for accelerated settlement of non-hedges derivative - Rm			
SOUTH AFRICA	**536**	**(3,045)**	**802**	**(1,496)**	**536**	**1,091**	**802**	**2,639**
Vaal River								
Great Noligwa	(28)	(682)	105	(508)	(28)	168	105	343
Kopanang	57	(579)	201	(371)	57	197	201	405
Moab Khotsong	(27)	(236)	(48)	(252)	(27)	(3)	(48)	(19)
Tau Lekoa	(16)	(264)	-	(252)	(16)	26	-	38
Surface Operations	19	(112)	60	(38)	19	22	60	95
West Wits								
Mponeng	382	(608)	323	177	382	507	323	1,293
Savuka	18	(95)	15	(50)	18	16	15	62
TauTona	130	(467)	145	(202)	130	158	145	423
ARGENTINA	**(129)**	**(210)**	**77**	**(277)**	**(129)**	**(54)**	**77**	**(121)**
Cerro Vanguardia - Attributable 92.50%	(114)	(193)	73	(248)	(114)	(48)	73	(104)
Minorities and exploration	(15)	(17)	4	(29)	(15)	(6)	4	(17)
AUSTRALIA	**(77)**	**(659)**	**288**	**(568)**	**(77)**	**78**	**288**	**168**
Sunrise Dam	(77)	(659)	288	(568)	(77)	78	288	168
BRAZIL	**239**	**(482)**	**232**	**57**	**239**	**299**	**232**	**838**
AngloGold Ashanti Brasil Mineração	137	(464)	152	(142)	137	183	152	505
Serra Grande - Attributable 50%	41	(85)	42	11	41	49	42	145
Minorities and exploration	61	67	38	188	61	67	38	188
GHANA	**(181)**	**(832)**	**26**	**(923)**	**(181)**	**(6)**	**26**	**(97)**
Iduapriem [1]	(8)	(262)	67	(191)	(8)	51	67	121
Obuasi	(173)	(572)	(52)	(733)	(173)	(59)	(52)	(220)
Minorities and exploration	-	2	11	1	-	2	11	2
GUINEA	**79**	**(203)**	**1**	**81**	**79**	**176**	**1**	**460**
Siguiri - Attributable 85%	47	(248)	(4)	(44)	47	132	(4)	335
Minorities and exploration	32	45	5	125	32	44	5	125
MALI	**65**	**(696)**	**150**	**(435)**	**65**	**174**	**150**	**435**
Morila - Attributable 40% [2]	34	(243)	67	(126)	34	91	67	208
Sadiola - Attributable 38% [2]	33	(345)	41	(227)	33	57	41	175
Yatela - Attributable 40% [2]	(2)	(107)	42	(82)	(2)	26	42	52
NAMIBIA	**9**	**(66)**	**16**	**(35)**	**9**	**1**	**16**	**32**
Navachab	9	(66)	16	(35)	9	1	16	32
TANZANIA	**(350)**	**(526)**	**94**	**(975)**	**(350)**	**(36)**	**94**	**(484)**
Geita	(350)	(526)	94	(975)	(350)	(36)	94	(484)
USA	**92**	**(300)**	**109**	**(41)**	**92**	**146**	**109**	**405**
Cripple Creek & Victor	92	(300)	109	(41)	92	146	109	405
OTHER [3]	**(34)**	**110**	**(34)**	**47**	**(34)**	**(16)**	**(34)**	**(78)**
SUB-TOTAL	**249**	**(6,909)**	**1,761**	**(4,565)**	**249**	**1,853**	**1,761**	**4,197**
Less equity accounted JV's [2]	**(65)**	**627**	**(104)**	**378**	**(65)**	**(117)**	**(104)**	**(366)**
ANGLOGOLD ASHANTI	**184**	**(6,282)**	**1,657**	**(4,187)**	**184**	**1,736**	**1,657**	**3,831**

[1] Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.
[2] Equity accounted joint ventures.
[3] Included in Other is an amount relating to Nufcor International Limited which is equity accounted.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA					**538**	**542**	**618**	**1,579**
Vaal River								
Great Noligwa	0.187	0.222	0.211	0.222	64	96	118	267
Kopanang	0.188	0.207	0.236	0.199	84	96	117	271
Moab Khotsong	0.273	0.264	0.219	0.276	68	28	17	121
Tau Lekoa	0.102	0.097	0.108	0.105	38	35	43	107
Surface Operations	0.010	0.009	0.014	0.010	25	18	30	65
West Wits								
Mponeng	0.296	0.306	0.278	0.298	164	160	155	456
Savuka	0.169	0.185	0.184	0.176	15	18	20	48
TauTona [1]	0.243	0.268	0.290	0.255	79	91	117	244
ARGENTINA					**43**	**27**	**50**	**98**
Cerro Vanguardia - Attributable 92.50%	0.182	0.118	0.198	0.137	43	27	50	98
AUSTRALIA					**115**	**114**	**153**	**348**
Sunrise Dam [3]	0.109	0.109	0.150	0.112	115	114	153	348
BRAZIL					**103**	**104**	**109**	**300**
AngloGold Ashanti Brasil Mineração [1]	0.242	0.225	0.220	0.221	83	82	87	237
Serra Grande [1] - Attributable 50%	0.223	0.218	0.224	0.217	20	22	23	63
GHANA					**142**	**125**	**136**	**402**
Iduapriem [2]	0.052	0.047	0.054	0.051	50	46	52	143
Obuasi [1]	0.130	0.121	0.129	0.125	92	79	84	259
GUINEA					**72**	**86**	**61**	**251**
Siguiri [3] - Attributable 85%	0.031	0.039	0.027	0.036	72	86	61	251
MALI					**97**	**106**	**117**	**296**
Morila - Attributable 40%	0.078	0.095	0.115	0.088	38	46	52	124
Sadiola - Attributable 38%	0.098	0.104	0.085	0.098	41	45	35	123
Yatela [4] - Attributable 40%	0.069	0.102	0.078	0.078	18	15	30	50
NAMIBIA					**17**	**16**	**21**	**49**
Navachab	0.042	0.042	0.048	0.041	17	16	21	49
TANZANIA					**74**	**74**	**109**	**212**
Geita	0.062	0.065	0.074	0.058	74	74	109	212
USA					**63**	**59**	**60**	**180**
Cripple Creek & Victor [4]	0.014	0.013	0.015	0.014	63	59	60	180
ANGLOGOLD ASHANTI					**1,265**	**1,253**	**1,434**	**3,714**
Undergound Operations	0.200	0.206	0.207	0.203	699	690	774	2,037
Surface and Dump Reclamation	0.012	0.011	0.014	0.012	40	35	46	117
Open-pit Operations	0.063	0.066	0.073	0.063	436	446	516	1,308
Heap leach Operations [5]	0.016	0.019	0.019	0.018	90	82	98	252
					1,265	**1,253**	**1,434**	**3,714**

[1] The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
[2] Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.
[3] The yield of Sunrise Dam and Siguiri represents open-pit operations.

[4] The yield of Yatela and the Cripple Creek reflects gold placed/tonnes placed.
[5] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**6.72**	**6.75**	**7.62**	**6.54**	**576**	**536**	**644**	**1,582**
Vaal River								
Great Noligwa	3.87	4.87	5.79	4.76	70	96	123	267
Kopanang	5.69	6.47	7.69	6.03	90	96	121	271
Moab Khotsong	7.45	5.18	3.95	6.13	70	29	17	121
Tau Lekoa	4.25	4.02	5.03	4.11	40	34	45	107
Surface Operations	33.89	27.22	45.67	31.28	26	18	31	65
West Wits								
Mponeng	10.50	9.97	9.88	9.60	177	156	163	457
Savuka	4.60	5.58	6.03	4.96	17	18	21	48
TauTona	7.17	7.78	9.11	6.93	86	88	123	245
ARGENTINA	**19.40**	**12.53**	**25.12**	**15.19**	**43**	**28**	**51**	**117**
Cerro Vanguardia - Attributable 92.50%	19.40	12.53	25.12	15.19	43	28	51	117
AUSTRALIA	**95.15**	**95.90**	**127.58**	**94.48**	**111**	**119**	**162**	**345**
Sunrise Dam	95.15	95.90	140.06	94.48	111	119	162	345
BRAZIL	**19.07**	**19.30**	**21.08**	**18.55**	**114**	**103**	**108**	**315**
AngloGold Ashanti Brasil Mineração	18.50	18.35	20.10	17.69	91	81	85	250
Serra Grande - Attributable 50%	21.86	23.74	25.95	22.70	23	22	23	65
GHANA	**8.57**	**7.51**	**7.77**	**8.03**	**143**	**126**	**145**	**401**
Iduapriem [1]	19.41	17.68	22.04	18.45	51	47	51	145
Obuasi	6.57	5.64	5.55	6.12	92	79	95	256
GUINEA	**16.72**	**21.19**	**14.49**	**19.96**	**78**	**80**	**61**	**250**
Siguiri - Attributable 85%	16.72	21.19	14.49	19.96	78	80	61	250
MALI	**25.24**	**27.39**	**31.02**	**25.60**	**94**	**110**	**107**	**307**
Morila - Attributable 40%	24.34	28.91	34.87	26.58	38	50	46	129
Sadiola - Attributable 38%	28.74	31.75	24.54	28.20	39	45	32	127
Yatela - Attributable 40%	20.94	17.37	35.07	19.41	17	15	29	50
NAMIBIA	**11.91**	**11.75**	**14.34**	**11.76**	**17**	**16**	**20**	**48**
Navachab	11.91	11.75	14.34	11.76	17	16	20	48
TANZANIA	**11.63**	**12.42**	**17.84**	**11.40**	**79**	**69**	**109**	**207**
Geita	11.63	12.42	17.84	11.40	79	69	109	207
USA	**58.68**	**56.12**	**57.74**	**57.04**	**62**	**59**	**65**	**180**
Cripple Creek & Victor	58.68	56.12	57.74	57.04	62	59	65	180
ANGLOGOLD ASHANTI	**10.32**	**10.27**	**11.62**	**10.10**	**1,315**	**1,244**	**1,471**	**3,752**

[1] Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
US Dollar / Imperial	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA	**411**	**352**	**340**	**376**	**526**	**469**	**448**	**492**
Vaal River								
Great Noligwa	601	432	397	459	710	527	509	556
Kopanang	419	316	305	360	567	458	383	515
Moab Khotsong	316	512	691	415	677	744	1,037	698
Tau Lekoa	568	554	482	551	693	663	622	671
Surface Operations	513	547	318	471	545	579	348	504
West Wits								
Mponeng	289	227	254	257	368	308	346	340
Savuka	603	440	406	471	489	613	516	543
TauTona	444	339	320	388	451	495	452	487
ARGENTINA	**682**	**877**	**294**	**702**	**928**	**983**	**465**	**879**
Cerro Vanguardia - Attributable 92.50%	666	870	291	691	911	976	462	868
AUSTRALIA	**635**	**575**	**285**	**562**	**747**	**682**	**374**	**669**
Sunrise Dam	619	553	279	542	729	658	365	646
BRAZIL	**355**	**341**	**248**	**345**	**485**	**452**	**396**	**471**
AngloGold Ashanti Brasil Mineração	331	323	220	324	465	439	378	457
Serra Grande - Attributable 50%	324	307	268	307	439	399	374	408
GHANA	**637**	**568**	**454**	**568**	**795**	**729**	**609**	**738**
Iduapriem	563	493	359	504	651	576	443	597
Obuasi	677	612	513	603	874	817	712	817
GUINEA	**528**	**434**	**518**	**462**	**595**	**499**	**636**	**538**
Siguiri - Attributable 85%	528	434	518	462	595	499	636	538
MALI	**465**	**432**	**346**	**438**	**561**	**531**	**398**	**533**
Morila - Attributable 40%	463	426	305	432	538	503	377	508
Sadiola - Attributable 38%	398	408	400	404	538	553	435	542
Yatela - Attributable 40%	631	573	383	576	667	601	419	612
NAMIBIA	**539**	**599**	**431**	**544**	**583**	**649**	**503**	**608**
Navachab	539	599	431	544	583	649	503	608
TANZANIA	**699**	**630**	**401**	**680**	**904**	**832**	**518**	**894**
Geita	699	630	401	680	904	832	518	894
USA	**334**	**331**	**320**	**324**	**437**	**434**	**430**	**428**
Cripple Creek & Victor	321	301	308	303	424	403	418	406
ANGLOGOLD ASHANTI	**486**	**434**	**357**	**451**	**612**	**554**	**471**	**576**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
	Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - $m				Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives - $m			
SOUTH AFRICA	**71**	**(381)**	**113**	**(181)**	**71**	**140**	**113**	**341**
Vaal River								
Great Noligwa	(3)	(86)	15	(63)	(3)	21	15	44
Kopanang	8	(73)	28	(46)	8	25	28	52
Moab Khotsong	(3)	(30)	(7)	(32)	(3)	(0)	(7)	(3)
Tau Lekoa	(2)	(33)	-	(32)	(2)	3	-	5
Surface Operations	3	(14)	8	(4)	3	3	8	13
West Wits								
Mponeng	50	(75)	46	27	50	65	46	167
Savuka	2	(12)	2	(6)	2	2	2	8
TauTona	17	(58)	21	(24)	17	20	21	55
ARGENTINA	**(16)**	**(27)**	**11**	**(35)**	**(16)**	**(7)**	**11**	**(16)**
Cerro Vanguardia - Attributable 92.50%	(15)	(24)	10	(32)	(15)	(6)	10	(13)
Minorities and exploration	(1)	(3)	1	(3)	(1)	(1)	1	(3)
AUSTRALIA	**(10)**	**(83)**	**41**	**(70)**	**(10)**	**10**	**41**	**23**
Sunrise Dam	(10)	(83)	41	(70)	(10)	10	41	23
BRAZIL	**31**	**(60)**	**33**	**11**	**31**	**39**	**33**	**110**
AngloGold Ashanti Brasil Mineração	18	(58)	21	(15)	18	24	21	66
Serra Grande - Attributable 50%	5	(11)	6	2	5	6	6	19
Minorities and exploration	8	9	6	24	8	9	6	25
GHANA	**(23)**	**(105)**	**4**	**(116)**	**(23)**	**(1)**	**4**	**(12)**
Iduapriem [1]	(1)	(33)	9	(23)	(1)	7	9	16
Obuasi	(22)	(72)	(7)	(93)	(22)	(8)	(7)	(28)
Minorities and exploration	-	-	2	-	-	-	2	-
GUINEA	**10**	**(25)**	**-**	**13**	**10**	**23**	**-**	**61**
Siguiri - Attributable 85%	6	(31)	(1)	(4)	6	17	(1)	44
Minorities and exploration	4	6	1	17	4	6	1	17
MALI	**9**	**(87)**	**21**	**(53)**	**9**	**22**	**21**	**57**
Morila - Attributable 40% [2]	5	(30)	9	(15)	5	12	9	27
Sadiola - Attributable 38% [2]	4	(43)	6	(28)	4	7	6	23
Yatela - Attributable 40% [2]	-	(14)	6	(10)	-	3	6	7
NAMIBIA	**1**	**(8)**	**2**	**(4)**	**1**	**-**	**2**	**4**
Navachab	1	(8)	2	(4)	1	-	2	4
TANZANIA	**(44)**	**(66)**	**13**	**(123)**	**(44)**	**(4)**	**13**	**(61)**
Geita	(44)	(66)	13	(123)	(44)	(4)	13	(61)
USA	**12**	**(37)**	**15**	**(3)**	**12**	**19**	**15**	**53**
Cripple Creek & Victor	12	(37)	15	(3)	12	19	15	53
OTHER [3]	**(4)**	**14**	**(4)**	**6**	**(4)**	**(2)**	**(4)**	**(11)**
SUB-TOTAL	**37**	**(866)**	**249**	**(555)**	**37**	**239**	**249**	**549**
Less equity accounted JV's [2]	**(9)**	**79**	**(15)**	**46**	**(9)**	**(15)**	**(15)**	**(48)**
ANGLOGOLD ASHANTI	**28**	**(787)**	**234**	**(509)**	**28**	**224**	**234**	**501**

[1] Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.
[2] Equity accounted joint ventures.
[3] Included in Other is an amount relating to Nufcor International Limited which is equity accounted.

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

GREAT NOLIGWA			Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	59	70	96	207	637	752	1,029	2,225
Milled	- 000 tonnes	/ - 000 tons	308	394	509	1,091	339	435	561	1,202
Yield	- g/t	/ - oz/t	6.42	7.60	7.23	7.61	0.187	0.222	0.211	0.222
Gold produced	- kg	/ - oz (000)	1,976	2,997	3,684	8,299	64	96	118	267
Gold sold	- kg	/ oz (000)	2,169	2,994	3,828	8,314	70	96	123	267
Total cash costs	- R	/ - $ - ton milled	963	814	653	861	113	96	84	102
	- R/kg	/ - $/oz - produced	149,915	107,178	90,339	113,196	601	432	397	459
Total production costs	- R/kg	/ - $/oz - produced	177,388	130,865	115,763	137,008	710	527	509	556
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	188	178	236	178	6.05	5.71	7.58	5.71
Actual	- g	/ - oz	120	152	180	148	3.87	4.87	5.79	4.76
Target	- m²	/ - ft²	5.07	5.01	5.21	4.84	54.59	53.93	56.04	52.13
Actual	- m²	/ - ft²	3.60	3.53	4.68	3.69	38.80	38.03	50.34	39.73
FINANCIAL RESULTS (MILLION)										
Gold income			356	569	530	1,461	46	73	75	190
Cost of sales			374	389	440	1,139	48	50	62	149
Cash operating costs			295	320	331	935	38	41	47	122
Other cash costs			1	1	1	5	-	-	-	1
Total cash costs			296	321	333	939	38	42	47	123
Retrenchment costs			4	5	3	15	1	1	-	2
Rehabilitation and other non-cash costs			(6)	3	2	(2)	(1)	-	-	-
Production costs			294	328	338	952	38	43	48	124
Amortisation of tangible assets			57	64	89	185	7	8	13	24
Inventory change			24	(3)	13	2	3	-	2	-
			(19)	181	90	322	(2)	23	13	42
Realised non-hedge derivatives and other commodity contracts			(9)	(863)	15	(830)	(1)	(109)	2	(105)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(28)	(682)	105	(508)	(3)	(86)	15	(63)
Add back accelerated settlement of non-hedge derivatives			-	736	-	736	-	93	-	93
Add realised loss on other commodity contracts			-	115	-	115	-	14	-	14
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives			(28)	168	105	343	(3)	21	15	44
Capital expenditure			61	58	56	159	8	7	8	21

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

KOPANANG				Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		99	105	114	303	1,067	1,128	1,224	3,259
Milled	- 000 tonnes	/ - 000 tons		408	422	449	1,232	450	465	495	1,358
Yield	- g/t	/ - oz/t		6.44	7.10	8.11	6.83	0.188	0.207	0.236	0.199
Gold produced	- kg	/ - oz (000)		2,627	2,997	3,639	8,417	84	96	117	271
Gold sold	- kg	/ oz (000)		2,800	2,991	3,756	8,430	90	96	121	271
Total cash costs	- R	/ - $	- ton milled	674	557	562	608	79	65	72	72
	- R/kg	/ - $/oz	- produced	104,669	78,460	69,335	88,986	419	316	305	360
Total production costs	- R/kg	/ - $/oz	- produced	141,600	113,927	87,041	127,285	567	458	383	515
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		216	210	239	200	6.95	6.75	7.69	6.42
Actual	- g	/ - oz		177	201	239	188	5.69	6.47	7.69	6.03
Target	- m^2	/ - ft^2		7.76	7.53	7.63	7.30	83.58	81.08	82.08	78.57
Actual	- m^2	/ - ft^2		6.67	7.03	7.47	6.75	71.84	75.71	80.44	72.61
FINANCIAL RESULTS (MILLION)											
Gold income				462	578	523	1,483	60	74	74	193
Cost of sales				391	344	327	1,072	50	44	46	140
Cash operating costs				273	234	251	745	35	30	35	97
Other cash costs				1	1	1	4	-	-	-	1
Total cash costs				275	235	252	749	35	30	36	98
Retrenchment costs				4	3	2	12	1	-	-	2
Rehabilitation and other non-cash costs				(2)	3	1	2	-	-	-	-
Production costs				278	241	256	763	36	31	36	99
Amortisation of tangible assets				94	101	61	309	12	13	9	40
Inventory change				19	2	10	1	2	-	1	-
				71	234	196	410	10	30	28	53
Realised non-hedge derivatives and other commodity contracts				(14)	(814)	6	(782)	(2)	(103)	1	(99)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				57	(579)	201	(371)	8	(73)	28	(46)
Add back accelerated settlement of non-hedge derivatives				-	669	-	669	-	84	-	84
Add realised loss on other commodity contracts				-	107	-	107	-	13	-	13
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				57	197	201	405	8	25	28	52
Capital expenditure				96	96	86	275	12	12	12	36

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

MOAB KHOTSONG			Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	34	15	11	61	371	166	116	659
Milled	- 000 tonnes	/ - 000 tons	227	97	70	398	250	107	77	439
Yield	- g/t	/ - oz/t	9.37	9.05	7.50	9.47	0.273	0.264	0.219	0.276
Gold produced	- kg	/ - oz (000)	2,127	881	523	3,771	68	28	17	121
Gold sold	- kg	/ - oz (000)	2,178	887	536	3,774	70	29	17	121
Total cash costs	- R	/ - $ - ton milled	737	1,152	1,177	974	86	135	151	115
	- R/kg	/ - $/oz - produced	78,689	127,206	156,931	102,819	316	512	691	415
Total production costs	- R/kg	/ - $/oz - produced	168,658	185,103	235,687	173,271	677	744	1,037	698
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	164	161	182	150	5.27	5.18	5.86	4.82
Actual	- g	/ - oz	232	161	123	191	7.45	5.18	3.95	6.13
Target	- m²	/ - ft²	3.59	3.54	3.39	3.21	38.70	38.14	36.44	34.58
Actual	- m²	/ - ft²	3.76	2.82	2.53	3.10	40.45	30.33	27.24	33.32
FINANCIAL RESULTS (MILLION)										
Gold income			346	172	74	638	45	22	10	83
Cost of sales			368	163	125	654	47	21	18	85
Cash operating costs			166	111	82	386	21	14	12	50
Other cash costs			1	1	-	2	-	-	-	-
Total cash costs			167	112	82	388	22	14	12	50
Retrenchment costs			1	-	-	2	-	-	-	-
Rehabilitation and other non-cash costs			5	5	-	11	1	1	-	1
Production costs			173	117	83	400	22	15	12	52
Amortisation of tangible assets			185	46	41	253	24	6	6	33
Inventory change			9	-	2	-	1	-	-	-
			(22)	9	(51)	(16)	(3)	1	(7)	(2)
Realised non-hedge derivatives and other commodity contracts			(5)	(245)	4	(236)	(1)	(31)	1	(30)
Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(27)	(236)	(48)	(252)	(3)	(30)	(7)	(32)
Add back accelerated settlement of non-hedge derivatives			-	201	-	201	-	25	-	25
Add realised loss on other commodity contracts			-	32	-	32	-	4	-	4
Adjusted gross loss normalised for accelerated settlement of non-hedge derivatives			(27)	(3)	(48)	(19)	(3)	-	(7)	(3)
Capital expenditure			224	164	179	530	29	21	25	69

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

TAU LEKOA				Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		63	62	71	182	680	672	765	1,955
Milled	- 000 tonnes	/ - 000 tons		335	322	361	929	369	355	398	1,024
Yield	- g/t	/ - oz/t		3.50	3.33	3.71	3.59	0.102	0.097	0.108	0.105
Gold produced	- kg	/ - oz (000)		1,173	1,073	1,342	3,339	38	35	43	107
Gold sold	- kg	/ oz (000)		1,248	1,070	1,389	3,343	40	34	45	107
Total cash costs	- R	/ - $	- ton milled	497	460	407	490	58	54	52	58
	- R/kg	/ - $/oz	- produced	141,990	138,069	109,485	136,339	568	554	482	551
Total production costs	- R/kg	/ - $/oz	- produced	173,421	165,364	141,342	165,952	693	663	622	671
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		160	157	163	149	5.14	5.04	5.24	4.79
Actual	- g	/ - oz		132	125	156	128	4.25	4.02	5.03	4.11
Target	- m^2	/ - ft^2		8.30	8.15	8.67	7.81	89.34	87.71	93.35	84.02
Actual	- m^2	/ - ft^2		7.12	7.26	8.28	6.95	76.68	78.20	89.13	74.77
FINANCIAL RESULTS (MILLION)											
Gold income				205	216	193	593	27	28	27	77
Cost of sales				216	177	196	555	28	23	28	72
Cash operating costs				166	147	146	453	21	19	21	59
Other cash costs				1	1	1	2	-	-	-	-
Total cash costs				167	148	147	455	21	19	21	59
Retrenchment costs				2	2	-	5	-	-	-	1
Rehabilitation and other non-cash costs				5	1	-	6	1	-	-	1
Production costs				173	151	148	465	22	19	21	60
Amortisation of tangible assets				30	27	42	89	4	3	6	12
Inventory change				12	(1)	7	1	2	-	1	-
				(11)	39	(4)	39	(1)	5	(1)	5
Realised non-hedge derivatives and other commodity contracts				(5)	(303)	4	(291)	(1)	(38)	1	(37)
Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts				(16)	(264)	-	(252)	(2)	(33)	-	(32)
Add back accelerated settlement of non-hedge derivatives				-	290	-	290	-	37	-	37
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives				(16)	26	-	38	(2)	3	-	5
Capital expenditure				41	41	25	107	5	5	4	14

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

				Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
SURFACE OPERATIONS				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
Milled	- 000 tonnes	/ - 000 tons		2,150	1,892	1,975	5,883	2,370	2,085	2,177	6,485
Yield	- g/t	/ - oz/t		0.36	0.30	0.47	0.34	0.010	0.009	0.014	0.010
Gold produced	- kg	/ - oz (000)		773	573	931	2,016	25	18	30	65
Gold sold	- kg	/ - oz (000)		807	567	964	2,020	26	18	31	65
Total cash costs	- R	/ - $	- ton milled	46	41	34	40	5	5	4	5
	- R/kg	/ - $/oz	- produced	127,742	136,341	72,369	116,098	513	547	318	471
Total production costs	- R/kg	/ - $/oz	- produced	135,813	144,314	79,119	124,301	545	579	348	504
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		656	615	1,243	723	21.11	19.78	39.96	23.26
Actual	- g	/ - oz		1,054	847	1,421	973	33.89	27.22	45.67	31.28
FINANCIAL RESULTS (MILLION)											
Gold income				133	112	134	358	17	14	19	47
Cost of sales				110	80	76	251	14	10	11	33
Cash operating costs				99	78	67	234	13	10	10	31
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				99	78	67	234	13	10	10	31
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				99	78	67	234	13	10	10	31
Amortisation of tangible assets				6	5	6	17	1	1	1	2
Inventory change				5	(2)	3	-	1	-	-	-
				23	32	58	107	3	4	8	14
Realised non-hedge derivatives and other commodity contracts				(4)	(143)	2	(145)	(1)	(18)	-	(19)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				19	(112)	60	(38)	3	(14)	8	(4)
Add back accelerated settlement of non-hedge derivatives				-	134	-	134	-	17	-	17
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				19	22	60	95	3	3	8	13
Capital expenditure				3	2	3	5	-	-	-	1

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

MPONENG				Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/ - 000 ft²		92	94	98	269	990	1,007	1,054	2,896
Milled	- 000 tonnes	/ - 000 tons		503	474	507	1,388	555	522	559	1,530
Yield	- g/t	/ - oz/t		10.16	10.50	9.51	10.21	0.296	0.306	0.278	0.298
Gold produced	- kg	/ - oz (000)		5,113	4,974	4,824	14,180	164	160	155	456
Gold sold	- kg	/ - oz (000)		5,511	4,858	5,060	14,224	177	156	163	457
Total cash costs	- R	/ - $	- ton milled	734	595	549	649	86	70	70	77
	- R/kg	/ - $/oz	- produced	72,238	56,689	57,704	63,573	289	227	254	257
Total production costs	- R/kg	/ - $/oz	- produced	92,238	76,840	78,646	84,150	368	308	346	340
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		274	272	277	262	8.81	8.74	8.90	8.41
Actual	- g	/ - oz		327	310	307	299	10.50	9.97	9.88	9.60
Target	- m²	/ - ft²		5.59	5.44	5.77	5.39	60.19	58.52	62.07	57.98
Actual	- m²	/ - ft²		5.87	5.83	6.24	5.67	63.23	62.74	67.17	60.98
FINANCIAL RESULTS (MILLION)											
Gold income				931	881	714	2,449	121	113	101	318
Cost of sales				502	375	397	1,197	65	48	56	155
Cash operating costs				367	280	277	896	47	36	39	116
Other cash costs				2	2	2	5	-	-	-	1
Total cash costs				369	282	278	901	48	36	39	117
Retrenchment costs				2	1	2	6	-	-	-	1
Rehabilitation costs				9	3	2	14	1	-	-	2
Production costs				380	286	282	922	49	37	40	120
Amortisation of tangible assets				91	96	97	272	12	12	14	35
Inventory change				30	(7)	18	4	4	(1)	3	-
				430	506	317	1,251	56	65	45	163
Realised non-hedge derivatives and other commodity contracts				(48)	(1,114)	6	(1,074)	(7)	(140)	1	(136)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				382	(608)	323	177	50	(75)	46	27
Add back accelerated settlement of non-hedge derivatives				-	1,116	-	1,116	-	141	-	141
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				382	507	323	1,293	50	65	46	167
Capital expenditure				209	150	163	479	27	19	23	62

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

SAVUKA				Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/ - 000 ft²		17	18	21	48	188	190	227	519
Milled	- 000 tonnes	/ - 000 tons		83	88	99	246	91	98	109	272
Yield	- g/t	/ - oz/t		5.80	6.36	6.29	6.05	0.169	0.185	0.184	0.176
Gold produced	- kg	/ - oz (000)		481	563	620	1,491	15	18	20	48
Gold sold	- kg	/ - oz (000)		520	555	650	1,497	17	18	21	48
Total cash costs	- R	/ - $	- ton milled	872	698	581	704	102	82	75	83
	- R/kg	/ - $/oz	- produced	150,256	109,769	92,349	116,389	603	440	406	471
Total production costs	- R/kg	/ - $/oz	- produced	123,005	152,790	117,212	134,356	489	613	516	543
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		160	164	129	155	5.15	5.28	4.15	4.99
Actual	- g	/ - oz		143	174	188	154	4.60	5.58	6.03	4.96
Target	- m²	/ - ft²		5.64	5.54	5.90	5.22	60.71	59.62	63.55	56.16
Actual	- m²	/ - ft²		5.20	5.46	6.38	4.98	55.99	58.76	68.65	53.65
FINANCIAL RESULTS (MILLION)											
Gold income				88	96	92	254	11	12	13	33
Cost of sales				65	84	76	201	8	11	11	26
Cash operating costs				72	61	57	172	9	8	8	22
Other cash costs				-	-	-	1	-	-	-	-
Total cash costs				72	62	57	174	9	8	8	23
Retrenchment costs				-	-	-	1	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	1	-	-	-	-
Production costs				73	62	57	176	9	8	8	23
Amortisation of tangible assets				(14)	24	15	25	(2)	3	2	3
Inventory change				6	(2)	4	1	1	-	-	-
				23	13	16	53	3	2	2	7
Realised non-hedge derivatives and other commodity contracts				(5)	(108)	(1)	(103)	(1)	(14)	-	(13)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				18	(95)	15	(50)	2	(12)	2	(6)
Add back accelerated settlement of non-hedge derivatives				-	112	-	112	-	14	-	14
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				18	16	15	62	2	2	2	8
Capital expenditure				20	24	17	64	3	3	2	8

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

TAUTONA				Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		41	46	61	129	445	496	657	1,393
Milled	- 000 tonnes	/ - 000 tons		292	301	363	852	322	332	400	939
Yield	- g/t	/ - oz/t		8.34	9.18	9.93	8.75	0.243	0.268	0.290	0.255
Gold produced	- kg	/ - oz (000)		2,435	2,761	3,604	7,454	78	89	116	240
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/ - 000 tons		61	140	120	324	68	154	132	357
Yield	- g/t	/ - oz/t		0.46	0.36	0.41	0.41	0.013	0.011	0.012	0.012
Gold produced	- kg	/ - oz (000)		28	50	50	132	1	2	2	4
TOTAL											
Yield [1]	- g/t	/ - oz/t		8.34	9.18	9.93	8.75	0.243	0.268	0.290	0.255
Gold produced	- kg	/ - oz (000)		2,464	2,811	3,654	7,585	79	91	117	244
Gold sold	- kg	/ - oz (000)		2,687	2,739	3,836	7,616	86	88	123	245
Total cash costs	- R	/ - $	- ton milled	772	539	551	617	90	63	71	73
	- R/kg	/ - $/oz	- produced	110,722	84,434	72,802	95,618	444	339	320	388
Total production costs	- R/kg	/ - $/oz	- produced	113,079	123,478	102,743	120,357	451	495	452	487
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		253	258	320	231	8.13	8.30	10.28	7.42
Actual	- g	/ - oz		223	242	283	216	7.17	7.78	9.11	6.93
Target	- m^2	/ - ft^2		4.39	4.48	5.44	4.06	47.22	48.25	58.55	43.73
Actual	- m^2	/ - ft^2		3.74	3.97	4.73	3.68	40.26	42.75	50.91	39.61
FINANCIAL RESULTS (MILLION)											
Gold income				465	499	545	1,325	60	64	77	172
Cost of sales				306	338	395	917	39	44	56	119
Cash operating costs				271	236	265	721	35	30	37	94
Other cash costs				1	1	1	4	-	-	-	1
Total cash costs				273	237	266	725	35	31	38	95
Retrenchment costs				1	4	1	15	-	1	-	2
Rehabilitation and other non-cash costs				2	2	1	5	-	-	-	1
Production costs				276	244	268	745	36	31	38	97
Amortisation of tangible assets				2	103	107	168	-	13	15	22
Inventory change				27	(9)	19	4	4	(1)	3	-
				159	161	150	408	21	21	21	53
Realised non-hedge derivatives and other commodity contracts				(30)	(628)	(5)	(610)	(4)	(79)	(1)	(77)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				130	(467)	145	(202)	17	(58)	21	(24)
Add back accelerated settlement of non-hedge derivatives				-	625	-	625	-	79	-	79
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				130	158	145	423	17	20	21	55
Capital expenditure				134	120	114	345	17	15	16	45

[1] Total yield excludes the surface and dump reclamation.

Rounding of figures may result in computational discrepancies.

Argentina

CERRO VANGUARDIA - Atrributable 92.50%			Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	5,421	6,298	5,893	17,505	5,976	6,943	6,496	19,296
Treated	- 000 tonnes	/ - 000 tons	216	208	231	647	238	229	255	714
Stripping ratio	- t (mined total-mined ore) / t mined ore		30.99	35.20	24.81	29.39	30.99	35.20	24.81	29.39
Yield	- g/t	/ - oz/t	6.25	4.06	6.79	4.71	0.182	0.118	0.198	0.137
Gold in ore	- kg	/ - oz (000)	1,439	903	1,672	3,249	46	29	54	104
Gold produced	- kg	/ - oz (000)	1,350	842	1,569	3,047	43	27	50	98
Gold sold	- kg	/ - oz (000)	1,325	858	1,597	3,641	43	28	51	117
Total cash costs	- R/kg	/ - $/oz - produced	165,701	217,167	66,360	170,551	666	870	291	691
Total production costs	- R/kg	/ - $/oz - produced	228,302	243,507	105,073	215,090	911	976	462	868
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	810	684	781	692	26.04	21.98	25.10	22.24
Actual	- g	/ - oz	603	390	781	472	19.40	12.53	25.12	15.19
FINANCIAL RESULTS (MILLION)										
Gold income			223	27	252	542	29	4	36	71
Cost of sales			306	185	160	690	39	24	23	89
Cash operating costs			201	167	83	453	26	22	12	59
Other cash costs			22	16	21	66	3	2	3	9
Total cash costs			224	183	104	520	29	24	15	68
Rehabilitation and other non-cash costs			47	(4)	23	48	6	-	3	6
Production costs			271	179	127	568	35	23	18	74
Amortisation of tangible assets			34	26	38	83	4	3	5	11
Inventory change			2	(20)	(5)	38	-	(2)	(1)	4
			(83)	(159)	92	(147)	(10)	(20)	13	(18)
Realised non-hedge derivatives and other commodity contracts			(31)	(34)	(19)	(101)	(4)	(4)	(3)	(13)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(114)	(193)	73	(248)	(15)	(24)	10	(32)
Add back accelerated settlement of non-hedge derivatives			-	144	-	144	-	18	-	18
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives			(114)	(48)	73	(104)	(15)	(6)	10	(13)
Capital expenditure			26	28	34	89	3	4	5	12

Rounding of figures may result in computational discrepancies.

Australia

SUNRISE DAM			Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - ooo tons	152	152	99	423	167	168	110	466
Treated	- 000 tonnes	/ - 000 tons	129	80	126	334	142	88	139	369
Yield	- g/t	/ - oz/t	4.22	4.51	4.46	4.56	0.123	0.131	0.130	0.133
Gold produced	- kg	/ - oz (000)	544	362	563	1,525	18	12	18	49
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,719	2,949	1,501	7,508	2,249	3,857	1,963	9,821
Treated	- 000 tonnes	/ - 000 tons	818	845	816	2,415	902	931	900	2,662
Stripping ratio	- t (mined total-mined ore) / t mined ore		57.04	14.55	1.11	17.64	57.04	14.55	1.11	17.64
Yield	- g/t	/ - oz/t	3.72	3.75	5.15	3.85	0.109	0.109	0.150	0.112
Gold produced	- kg	/ - oz (000)	3,045	3,167	4,203	9,301	98	102	135	299
TOTAL										
Yield [1]	- g/t	/ - oz/t	3.72	3.75	5.15	3.85	0.109	0.109	0.150	0.112
Gold produced	- kg	/ - oz (000)	3,590	3,529	4,766	10,826	115	114	153	348
Gold sold	- kg	/ - oz (000)	3,440	3,698	5,036	10,721	111	119	162	345
Total cash costs	- R/kg	/ - $/oz - produced	154,552	137,877	63,541	134,265	619	553	279	542
Total production costs	- R/kg	/ - $/oz - produced	181,766	164,025	83,003	160,096	729	658	365	646
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	3,540	3,489	4,753	3,619	113.81	112.17	152.80	116.36
Actual	- g	/ - oz	2,959	2,983	4,356	2,939	95.15	95.90	140.06	94.48
FINANCIAL RESULTS (MILLION)										
Gold income			582	92	715	1,401	75	14	101	186
Cost of sales			634	603	421	1,722	82	78	60	224
Cash operating costs			534	469	283	1,394	69	60	40	181
Other cash costs			21	18	19	60	3	2	3	8
Total cash costs			555	487	303	1,454	71	63	43	188
Rehabilitation and other non-cash costs			3	3	2	5	-	-	-	1
Production costs			557	489	305	1,459	72	63	43	189
Amortisation of tangible assets			95	89	90	274	12	12	13	36
Inventory change			(18)	24	25	(11)	(2)	3	4	(1)
			(52)	(511)	294	(321)	(7)	(64)	42	(38)
Realised non-hedge derivatives and other commodity contracts			(25)	(148)	(6)	(247)	(3)	(19)	(1)	(32)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(77)	(659)	288	(568)	(10)	(83)	41	(70)
Add back accelerated settlement of non-hedge derivatives			-	736	-	736	-	93	-	93
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives			(77)	78	288	168	(10)	10	41	23
Capital expenditure			33	49	53	113	4	6	8	15

[1] Total yield excludes the underground operations.

Rounding of figures may result in computational discrepancies.

Brazil

ANGLOGOLD ASHANTI BRASIL MINERAÇÃO		Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
		Rand / Metric				Dollar / Imperial			
OPERATING RESULTS									
UNDERGROUND OPERATION									
Mined	- 000 tonnes / - 000 tons	300	296	331	899	330	326	364	991
Treated	- 000 tonnes / - 000 tons	277	296	325	881	305	326	358	971
Yield	- g/t / - oz/t	8.28	7.72	7.53	7.56	0.242	0.225	0.220	0.221
Gold produced	- kg / - oz (000)	2,293	2,282	2,447	6,662	74	73	79	214
HEAP LEACH OPERATION									
Mined	- 000 tonnes / - 000 tons	1,291	1,223	1,514	3,198	1,423	1,349	1,669	3,526
Placed [1]	- 000 tonnes / - 000 tons	71	65	66	179	78	72	73	198
Stripping ratio	- t (mined total-mined ore) / t mined ore	17.02	18.08	21.95	16.75	17.02	18.08	21.95	16.75
Yield [2]	- g/t / - oz/t	2.03	4.62	3.67	3.75	0.059	0.135	0.107	0.109
Gold placed [3]	- kg / - oz (000)	143	301	242	672	5	10	8	22
Gold produced	- kg / - oz (000)	289	248	250	703	9	8	8	23
TOTAL									
Yield [4]	- g/t / - oz/t	8.28	7.72	7.53	7.56	0.242	0.225	0.220	0.221
Gold produced	- kg / - oz (000)	2,583	2,530	2,698	7,364	83	82	87	237
Gold sold	- kg / - oz (000)	2,817	2,519	2,656	7,768	91	81	85	250
Total cash costs	- R/kg / - $/oz - produced	82,664	80,564	50,088	80,089	331	323	220	324
Total production costs	- R/kg / - $/oz - produced	116,237	109,484	86,085	112,980	465	439	378	457
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	597	560	727	566	19.18	18.00	23.36	18.19
Actual	- g / - oz	575	571	625	550	18.50	18.35	20.10	17.69
FINANCIAL RESULTS (MILLION)									
Gold income		442	76	339	1,000	57	11	48	132
Cost of sales		316	277	223	841	41	36	32	110
Cash operating costs		207	198	131	572	27	26	18	74
Other cash costs		7	6	4	18	1	1	1	2
Total cash costs		214	204	135	590	28	26	19	77
Rehabilitation and other non-cash costs		1	(6)	30	2	-	(1)	4	-
Production costs		214	198	166	592	28	26	23	77
Amortisation of tangible assets		86	79	67	240	11	10	9	31
Inventory change		16	-	(9)	9	2	-	(1)	1
		126	(201)	116	159	16	(25)	16	23
Realised non-hedge derivatives and other commodity contracts		11	(263)	36	(301)	1	(33)	5	(38)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts		137	(464)	152	(142)	18	(58)	21	(15)
Add back accelerated settlement of non-hedge derivatives		-	647	-	647	-	82	-	82
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives		137	183	152	505	18	24	21	66
Capital expenditure		148	166	210	436	19	21	30	57

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.

[4] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Brazil

			Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
SERRA GRANDE - Attributable 50%			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	84	81	94	248	93	90	104	274
Treated	- 000 tonnes	/ - 000 tons	70	76	86	224	77	84	95	247
Yield	- g/t	/ - oz/t	7.64	7.47	7.67	7.42	0.223	0.218	0.224	0.217
Gold produced	- kg	/ - oz (000)	533	568	660	1,662	17	18	21	53
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	228	189	165	546	251	208	182	602
Treated	- 000 tonnes	/ - 000 tons	21	27	19	69	24	30	20	77
Stripping ratio	- t (mined total-mined ore) / t mined ore		7.95	6.70	7.63	6.29	7.95	6.70	7.63	6.29
Yield	- g/t	/ - oz/t	4.24	4.59	2.36	4.26	0.124	0.134	0.069	0.124
Gold in ore	- kg	/ - oz (000)	111	136	49	334	4	4	2	11
Gold produced	- kg	/ - oz (000)	91	125	44	296	3	4	1	10
TOTAL										
Yield [1]	- g/t	/ - oz/t	7.64	7.47	7.67	7.42	0.223	0.218	0.224	0.217
Gold produced	- kg	/ - oz (000)	624	693	704	1,958	20	22	23	63
Gold sold	- kg	/ - oz (000)	726	670	714	2,017	23	22	23	65
Total cash costs	- R/kg	/ - $/oz - produced	80,959	76,679	61,086	75,916	324	307	268	307
Total production costs	- R/kg	/ - $/oz - produced	109,668	99,533	85,103	100,964	439	399	374	408
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	734	717	783	710	23.59	23.06	25.16	22.84
Actual	- g	/ - oz	680	738	807	706	21.86	23.74	25.95	22.70
FINANCIAL RESULTS (MILLION)										
Gold income			119	45	94	300	15	6	13	39
Cost of sales			77	65	59	201	10	8	8	26
Cash operating costs			46	50	40	138	6	6	6	18
Other cash costs			4	3	3	11	1	-	-	1
Total cash costs			51	53	43	149	7	7	6	19
Rehabilitation and other non-cash costs			1	(1)	4	1	-	-	1	-
Production costs			51	53	47	149	7	7	7	19
Amortisation of tangible assets			17	16	13	48	2	2	2	6
Inventory change			9	(4)	(1)	3	1	(1)	-	-
			42	(20)	35	99	6	(2)	5	13
Realised non-hedge derivatives and other commodity contracts			(1)	(65)	7	(88)	-	(8)	1	(11)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			41	(85)	42	11	5	(11)	6	2
Add back accelerated settlement of non-hedge derivatives			-	134	-	134	-	17	-	17
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			41	49	42	145	5	6	6	19
Capital expenditure			44	31	23	102	6	4	3	13

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Ghana

IDUAPRIEM [1]			Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	4,292	3,607	4,745	12,401	4,731	3,976	5,231	13,669
Treated	- 000 tonnes	/ - 000 tons	874	882	866	2,571	963	973	954	2,834
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.52	2.77	5.32	3.74	4.52	2.77	5.32	3.74
Yield	- g/t	/ - oz/t	1.79	1.61	1.86	1.73	0.052	0.047	0.054	0.051
Gold in ore	- kg	/ - oz (000)	1,470	1,640	1,589	4,727	47	53	51	152
Gold produced	- kg	/ - oz (000)	1,566	1,423	1,610	4,460	50	46	52	143
Gold sold	- kg	/ - oz (000)	1,583	1,471	1,576	4,513	51	47	51	145
Total cash costs	- R/kg	/ - $/oz - produced	140,977	123,016	81,680	124,901	563	493	359	504
Total produced costs	- R/kg	/ - $/oz - produced	162,809	143,725	100,731	147,886	651	576	443	597
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	704	704	651	657	22.65	22.62	20.93	21.12
Actual	- g	/ - oz	604	550	686	574	19.41	17.68	22.04	18.45
FINANCIAL RESULTS (MILLION)										
Gold income			325	384	219	998	41	49	31	129
Cost of sales			256	212	157	655	33	27	22	85
Cash operating costs			209	164	122	523	27	21	17	68
Other cash costs			12	11	9	34	1	1	1	4
Total cash costs			221	175	132	557	28	23	19	72
Rehabilitation and other non-cash costs			(1)	(2)	-	4	-	-	-	-
Production costs			220	173	132	561	28	22	19	73
Amortisation of tangible assets			35	32	31	99	5	4	4	13
Inventory change			1	7	(5)	(4)	-	1	(1)	(1)
			69	172	61	343	9	22	9	44
Realised non-hedge derivatives and other commodity contracts			(77)	(434)	6	(534)	(9)	(55)	1	(67)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(8)	(262)	67	(191)	(1)	(33)	9	(23)
Add back accelerated settlement of non-hedge derivatives			-	312	-	312	-	39	-	39
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives			(8)	51	67	121	(1)	7	9	16
Capital expenditure			136	104	21	297	18	13	3	39

[1] Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now fully owned by AngloGold Ashanti. Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Rounding of figures may result in computational discrepancies.

Ghana

OBUASI			Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	494	477	514	1,406	545	526	566	1,550
Treated	- 000 tonnes	/ - 000 tons	546	479	489	1,532	602	528	539	1,689
Yield	- g/t	/ - oz/t	4.45	4.15	4.41	4.27	0.130	0.121	0.129	0.125
Gold produced	- kg	/ - oz (000)	2,434	1,989	2,158	6,545	78	64	69	210
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	867	843	881	2,572	956	930	971	2,835
Yield	- g/t	/ - oz/t	0.49	0.57	0.51	0.58	0.014	0.016	0.015	0.017
Gold produced	- kg	/ - oz (000)	428	477	449	1,500	14	15	14	48
TOTAL										
Yield [1]	- g/t	/ - oz/t	4.45	4.15	4.41	4.27	0.130	0.121	0.129	0.125
Gold produced	- kg	/ - oz (000)	2,862	2,465	2,607	8,045	92	79	84	259
Gold sold	- kg	/ - oz (000)	2,850	2,452	2,941	7,971	92	79	95	256
Total cash costs	- R/kg	/ - $/oz - produced	169,796	152,565	116,705	149,862	677	612	513	603
Total production costs	- R/kg	/ - $/oz - produced	219,100	203,889	161,978	202,808	874	817	712	817
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	212	218	345	209	6.82	7.02	11.09	6.71
Actual	- g	/ - oz	204	175	173	190	6.57	5.64	5.55	6.12
FINANCIAL RESULTS (MILLION)										
Gold income			612	857	403	2,015	78	109	57	259
Cost of sales			621	502	468	1,607	80	65	66	208
Cash operating costs			464	357	290	1,143	60	46	41	148
Other cash costs			22	19	15	62	3	2	2	8
Total cash costs			486	376	304	1,206	62	48	43	156
Retrenchment costs			-	-	19	-	-	-	3	-
Rehabilitation and other non-cash costs			13	(1)	5	40	2	-	1	5
Production costs			499	376	328	1,245	64	48	46	161
Amortisation of tangible assets			128	127	94	386	16	16	13	50
Inventory change			(6)	-	45	(25)	(1)	-	6	(3)
			(9)	355	(64)	408	(2)	45	(9)	51
Realised non-hedge derivatives and other commodity contracts			(164)	(927)	12	(1,141)	(20)	(117)	2	(143)
Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(173)	(572)	(52)	(733)	(22)	(72)	(7)	(93)
Add back accelerated settlement of non-hedge derivatives			-	513	-	513	-	65	-	65
Adjusted gross loss normalised for accelerated settlement of non-hedge derivatives			(173)	(59)	(52)	(220)	(22)	(8)	(7)	(28)
Capital expenditure			247	155	130	539	32	20	18	70

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Guinea

SIGUIRI - Attributable 85%			Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	4,783	6,063	4,134	18,244	5,273	6,684	4,557	20,111
Treated	- 000 tonnes	/ - 000 tons	2,109	1,994	2,008	6,309	2,325	2,198	2,213	6,954
Stripping ratio	- t (mined total-mined ore) / t mined ore		0.92	1.45	0.66	1.19	0.92	1.45	0.66	1.19
Yield	- g/t	/ - oz/t	1.06	1.35	0.94	1.24	0.031	0.039	0.027	0.036
Gold produced	- kg	/ - oz (000)	2,235	2,682	1,886	7,818	72	86	61	251
Gold sold	- kg	/ - oz (000)	2,422	2,482	1,883	7,790	78	80	61	250
Total cash costs	- R/kg	/ - $/oz - produced	131,846	108,248	117,785	114,004	528	434	518	462
Total production costs	- R/kg	/ - $/oz - produced	148,498	124,373	144,592	132,899	595	499	636	538
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	462	507	298	520	14.86	16.29	9.57	16.71
Actual	- g	/ - oz	520	659	451	621	16.72	21.19	14.49	19.96
FINANCIAL RESULTS (MILLION)										
Gold income			508	670	256	1,737	65	86	36	225
Cost of sales			353	306	268	1,028	46	40	38	134
Cash operating costs			251	247	186	725	32	32	26	94
Other cash costs			44	44	36	166	6	6	5	22
Total cash costs			295	290	222	891	38	37	31	116
Rehabilitation and other non-cash costs			(2)	1	-	23	-	-	-	3
Production costs			293	291	222	914	38	37	31	119
Amortisation of tangible assets			39	43	50	125	5	6	7	16
Inventory change			21	(28)	(4)	(11)	3	(3)	(1)	(1)
			155	364	(12)	709	20	46	(2)	91
Realised non-hedge derivatives and other commodity contracts			(108)	(612)	8	(753)	(13)	(77)	1	(95)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			47	(248)	(4)	(44)	6	(31)	(1)	(4)
Add back accelerated settlement of non-hedge derivatives			-	379	-	379	-	48	-	48
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives			47	132	(4)	335	6	17	(1)	44
Capital expenditure			44	41	48	122	6	5	7	16

Rounding of figures may result in computational discrepancies.

Mali

MORILA - Attributable 40% [1]			Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	718	724	1,020	2,282	939	947	1,334	2,985
Mined	- 000 tonnes	/ - 000 tons	1,996	2,012	2,706	6,288	2,201	2,217	2,983	6,931
Treated	- 000 tonnes	/ - 000 tons	439	435	412	1,277	484	480	454	1,408
Stripping ratio	- t (mined total-mined ore) / t mined ore		3.23	3.15	3.20	3.01	3.23	3.15	3.20	3.01
Yield	- g/t	/ - oz/t	2.67	3.25	3.94	3.01	0.078	0.095	0.115	0.088
Gold produced	- kg	/ - oz (000)	1,170	1,415	1,624	3,841	38	46	52	124
Gold sold	- kg	/ - oz (000)	1,183	1,542	1,432	4,008	38	50	46	129
Total cash costs	- R/kg	/ - $/oz - produced	115,396	106,319	69,420	106,781	463	426	305	432
Total production costs	- R/kg	/ - $/oz - produced	134,074	125,377	85,814	125,551	538	503	377	508
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,157	1,188	1,449	1,104	37.20	38.18	46.60	35.49
Actual	- g	/ - oz	757	899	1,084	827	24.34	28.91	34.87	26.58
FINANCIAL RESULTS (MILLION)										
Gold income			190	(52)	203	369	25	(6)	29	50
Cost of sales			156	191	136	495	20	25	19	65
Cash operating costs			117	128	95	350	15	17	13	46
Other cash costs			18	22	18	60	2	3	2	8
Total cash costs			135	150	113	410	17	19	16	53
Rehabilitation and other non-cash costs			-	-	-	-	-	-	-	-
Production costs			135	151	113	410	17	19	16	53
Amortisation of tangible assets			22	27	27	72	3	3	4	9
Inventory change			(1)	13	(4)	13	-	2	(1)	2
			34	(243)	67	(126)	5	(30)	9	(15)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			34	(243)	67	(126)	5	(30)	9	(15)
Add back accelerated settlement of non-hedge derivatives			-	335	-	335	-	42	-	42
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			34	91	67	208	5	12	9	27
Capital expenditure			1	2	-	5	-	-	-	1

[1] Morila is an equity accounted joint venture.

Rounding of figures may result in computational discrepancies.

Mali

SADIOLA - Attributable 38% [1]			Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	944	1,180	937	3,491	1,235	1,544	1,226	4,567
Mined	- 000 tonnes	/ - 000 tons	1,831	2,250	1,892	6,710	2,018	2,480	2,086	7,397
Treated	- 000 tonnes	/ - 000 tons	380	397	373	1,137	419	438	411	1,253
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.22	2.69	4.38	2.93	4.22	2.69	4.38	2.93
Yield	- g/t	/ - oz/t	3.37	3.55	2.92	3.37	0.098	0.104	0.085	0.098
Gold produced	- kg	/ - oz (000)	1,281	1,411	1,089	3,827	41	45	35	123
Gold sold	- kg	/ - oz (000)	1,210	1,412	991	3,960	39	45	32	127
Total cash costs	- R/kg	/ - $/oz - produced	99,175	101,844	91,138	99,828	398	408	400	404
Total production costs	- R/kg	/ - $/oz - produced	134,129	137,998	98,965	134,094	538	553	435	542
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	751	688	1,108	697	24.16	22.10	35.63	22.40
Actual	- g	/ - oz	894	988	763	877	28.74	31.75	24.54	28.20
FINANCIAL RESULTS (MILLION)										
Gold income			198	(150)	140	298	26	(18)	20	40
Cost of sales			165	195	99	525	21	25	14	68
Cash operating costs			109	122	87	323	14	16	12	42
Other cash costs			19	22	12	59	2	3	2	8
Total cash costs			127	144	99	382	16	19	14	50
Rehabilitation and other non-cash costs			(5)	(1)	-	(4)	(1)	-	-	(1)
Production costs			122	143	100	378	16	18	14	49
Amortisation of tangible assets			49	52	8	135	6	7	1	18
Inventory change			(7)	-	(9)	12	(1)	-	(1)	2
			33	(345)	41	(227)	4	(43)	6	(28)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			33	(345)	41	(227)	4	(43)	6	(28)
Add back accelerated settlement of non-hedge derivatives			-	402	-	402	-	51	-	51
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			33	57	41	175	4	7	6	23
Capital expenditure			4	3	7	13	-	-	1	2

[1] Sadiola is an equity accounted joint venture.

Rounding of figures may result in computational discrepancies.

Mali

			Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
YATELA - Attributable 40% [1]			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	913	1,148	1,251	3,084	1,007	1,265	1,379	3,400
Placed [2]	- 000 tonnes	/ - 000 tons	214	276	259	784	235	305	286	864
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.38	9.69	7.44	7.98	4.38	9.69	7.44	7.98
Yield [3]	- g/t	/ - oz/t	2.36	3.48	2.66	2.68	0.069	0.102	0.078	0.078
Gold placed [4]	- kg	/ - oz (000)	504	962	690	2,103	16	31	22	68
Gold produced	- kg	/ - oz (000)	552	465	936	1,549	18	15	30	50
Gold sold	- kg	/ - oz (000)	524	458	896	1,570	17	15	29	50
Total cash costs	- R/kg	/ - $/oz - produced	157,676	142,633	87,055	142,140	631	573	383	576
Total production costs	- R/kg	/ - $/oz - produced	166,776	149,633	95,212	150,805	667	601	419	612
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	488	899	1,151	655	15.68	28.91	37.00	21.05
Actual	- g	/ - oz	651	540	1,091	604	20.94	17.37	35.07	19.41
FINANCIAL RESULTS (MILLION)										
Gold income			85	(39)	126	153	11	(5)	18	21
Cost of sales			88	69	84	235	11	9	12	31
Cash operating costs			79	59	71	197	10	8	10	26
Other cash costs			8	7	11	23	1	1	1	3
Total cash costs			87	66	81	220	11	9	12	29
Rehabilitation and other non-cash costs			1	-	1	1	-	-	-	-
Production costs			88	66	82	221	11	9	12	29
Amortisation of tangible assets			4	3	7	12	1	-	1	2
Inventory change			(4)	(1)	(5)	1	(1)	-	(1)	-
			(2)	(107)	42	(82)	-	(14)	6	(10)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(2)	(107)	42	(82)	-	(14)	6	(10)
Add back accelerated settlement of non-hedge derivatives			-	134	-	134	-	17	-	17
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives			(2)	26	42	52	-	3	6	7
Capital expenditure			3	5	3	12	-	1	-	2

[1] Yatela is a equity accounted joint venture.

[2] Tonnes / Tons placed on to leach pad.

[3] Gold placed / tonnes (tons) placed.

[4] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Namibia

NAVACHAB			Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	842	756	698	2,212	1,101	989	913	2,894
Mined	- 000 tonnes	/ - 000 tons	2,272	1,954	1,757	5,867	2,504	2,154	1,937	6,467
Treated	- 000 tonnes	/ - 000 tons	377	345	390	1,080	415	381	430	1,191
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.65	6.46	4.27	6.17	4.65	6.46	4.27	6.17
Yield	- g/t	/ - oz/t	1.43	1.46	1.64	1.40	0.042	0.042	0.048	0.041
Gold produced	- kg	/ - oz (000)	540	503	638	1,512	17	16	21	49
Gold sold	- kg	/ - oz (000)	518	506	621	1,485	17	16	20	48
Total cash costs	- R/kg	/ - $/oz - produced	134,832	149,421	97,908	134,525	539	599	431	544
Total production costs	- R/kg	/ - $/oz - produced	145,989	161,796	114,364	150,243	583	649	503	608
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	488	477	503	467	15.70	15.34	16.19	15.03
Actual	- g	/ - oz	370	365	446	366	11.91	11.75	14.34	11.76
FINANCIAL RESULTS (MILLION)										
Gold income			85	17	87	186	11	2	12	25
Cost of sales			76	83	71	221	10	11	10	29
Cash operating costs			70	71	59	193	9	9	8	25
Other cash costs			3	4	3	10	-	1	-	1
Total cash costs			73	75	62	203	9	10	9	26
Rehabilitation and other non-cash costs			(1)	-	-	(1)	-	-	-	-
Production costs			72	75	62	202	9	10	9	26
Amortisation of tangible assets			7	6	10	25	1	1	1	3
Inventory change			(3)	1	(2)	(7)	-	-	-	(1)
			9	(66)	16	(35)	1	(8)	2	(4)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			9	(66)	16	(35)	1	(8)	2	(4)
Add back accelerated settlement of non-hedge derivatives			-	67	-	67	-	8	-	8
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			9	1	16	32	1	-	2	4
Capital expenditure			18	32	10	65	2	4	1	8

Rounding of figures may result in computational discrepancies.

Tanzania

GEITA			Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	4,659	4,793	6,241	14,895	6,093	6,269	8,164	19,482
Mined	- 000 tonnes	/ - 000 tons	12,119	12,631	16,420	39,066	13,359	13,923	18,100	43,063
Treated	- 000 tonnes	/ - 000 tons	1,084	1,031	1,341	3,307	1,195	1,136	1,479	3,646
Stripping ratio	- t (mined total-mined ore) / t mined ore		9.27	7.47	12.29	9.04	9.27	7.47	12.29	9.04
Yield	- g/t	/ - oz/t	2.12	2.24	2.54	1.99	0.062	0.065	0.074	0.058
Gold produced	- kg	/ - oz (000)	2,296	2,309	3,401	6,589	74	74	109	212
Gold sold	- kg	/ - oz (000)	2,457	2,133	3,384	6,450	79	69	109	207
Total cash costs	- R/kg	/ - $/oz - produced	174,455	157,611	91,263	168,611	699	630	401	680
Total production costs	- R/kg	/ - $/oz - produced	225,670	207,991	117,895	221,583	904	832	518	894
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	495	449	884	433	15.92	14.44	28.41	13.92
Actual	- g	/ - oz	362	386	555	355	11.63	12.42	17.84	11.40
FINANCIAL RESULTS (MILLION)										
Gold income			397	1,426	334	2,269	51	181	47	291
Cost of sales			747	416	386	1,604	95	54	55	207
Cash operating costs			376	342	289	1,046	48	44	41	136
Other cash costs			16	14	16	43	2	2	2	6
Total cash costs			392	356	305	1,089	51	46	43	141
Rehabilitation and other non-cash costs			7	-	-	19	1	-	-	2
Production costs			400	356	305	1,108	51	46	43	144
Amortisation of tangible assets			110	116	91	330	14	15	13	43
Inventory change			237	(57)	(9)	166	30	(7)	(1)	21
			(350)	1,010	(52)	664	(44)	128	(7)	84
Realised non-hedge derivatives and other commodity contracts			-	(1,537)	146	(1,639)	-	(194)	21	(207)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(350)	(526)	94	(975)	(44)	(66)	13	(123)
Add back accelerated settlement of non-hedge derivatives			-	491	-	491	-	62	-	62
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives			(350)	(36)	94	(484)	(44)	(4)	13	(61)
Capital expenditure			103	200	50	328	13	26	7	43

Rounding of figures may result in computational discrepancies.

USA

CRIPPLE CREEK & VICTOR		Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008	Quarter ended September 2008	Quarter ended June 2008	Quarter ended September 2007	Nine months ended September 2008
		Rand / Metric				Dollar / Imperial			
OPERATING RESULTS									
HEAP LEACH OPERATION									
Mined	- 000 tonnes / - 000 tons	11,271	11,957	12,042	34,760	12,424	13,181	13,274	38,316
Placed [1]	- 000 tonnes / - 000 tons	5,741	5,826	5,311	16,638	6,329	6,422	5,854	18,341
Stripping ratio	- t (mined total-mined ore) / t mined ore	1.08	1.10	1.13	1.11	1.08	1.10	1.13	1.11
Yield [2]	- g/t / - oz/t	0.48	0.46	0.52	0.49	0.014	0.013	0.015	0.014
Gold placed [3]	- kg / - oz (000)	2,729	2,665	2,774	8,144	88	86	89	262
Gold produced	- kg / - oz (000)	1,955	1,849	1,866	5,594	63	59	60	180
Gold sold	- kg / - oz (000)	1,925	1,842	2,022	5,592	62	59	65	180
Total cash costs [4]	- R/kg / - $/oz - produced	80,496	75,058	70,059	74,992	321	301	308	303
Total production costs	- R/kg / - $/oz - produced	106,494	100,506	94,979	100,629	424	403	418	406
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	2,458	2,196	2,529	2,134	79.02	70.60	81.33	68.60
Actual	- g / - oz	1,825	1,746	1,796	1,774	58.68	56.12	57.74	57.04
FINANCIAL RESULTS (MILLION)									
Gold income		303	782	185	1,453	39	100	26	187
Cost of sales		208	186	177	563	27	24	25	73
Cash operating costs		266	248	206	726	34	32	29	94
Other cash costs		17	11	8	37	2	1	1	5
Total cash costs		283	259	214	763	36	33	30	99
Rehabilitation and other non-cash costs		18	9	3	38	2	1	-	5
Production costs		301	268	217	801	39	35	31	104
Amortisation of tangible assets		61	57	58	172	8	7	8	22
Inventory change		(153)	(139)	(98)	(410)	(20)	(18)	(14)	(53)
		94	596	8	890	12	76	1	114
Realised non-hedge derivatives and other commodity contracts		(2)	(896)	102	(931)	-	(113)	14	(117)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts		92	(300)	109	(41)	12	(37)	15	(3)
Add back accelerated settlement of non-hedge derivatives		-	446	-	446	-	56	-	56
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives		92	146	109	405	12	19	15	53
Capital expenditure		45	50	54	184	6	6	8	24

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young Inc

Offices
Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman [#]
R E Bannerman [†]
J H Mensah [†]
W A Nairn
Prof W L Nkuhlu
S M Pityana

* British   [#] American   [†] Ghanaian
~ Australian

Officers
Company Secretary: Ms L Eatwell

Contacts
Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: hpersotam@AngloGoldAshanti.com

Renee Beyers
Telephone: +27 11 637 6302
Fax: +27 11 637 6400
E-mail: rbeyers@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 30, 2008,

By: /s/ L Eatwell

Name: L Eatwell

Title: Company Secretary